Form 10KSB40, Exhibit 13
period 1997-09-30
SOUTHERN COMMUNITY BANCSHARES INC
filed 1997-12-29
CIK 1021011

EXHIBIT 13



Selected Financial Information and Other Data

                                                     At September 30,
                                                 1997     1996      1995

Total amount of:
  Assets                                       $70,885   $63,861   $62,026
  Cash and interest-bearing time deposits in
    other financial institution                  9,887     3,868     6,108
  Investment securities                          8,911     9,945    10,802
  Mortgage-backed securities                     7,610     8,450     5,452
  Loans receivable, net                         42,999    39,601    38,570
  Deposits                                      55,875    57,138    56,008
  Equity                                        14,470     5,685     5,606



Summary of Earnings:

                                                Year Ended September 30,
                                                   1997     1996    1995
                                                 (Dollars in thousands)

Interest income                                  $ 5,048   $4,642   $4,399
Interest expense                                   2,435    2,574    2,300
                                                 -------   ------   ------
Net interest income                                2,613    2,068    2,099
Provision for loan losses                              0      190        0
                                                 -------   ------   ------
Net interest income after provision
  for loan losses                                  2,613    1,878    2,099
Noninterest income, net                              188      242      329
Noninterest expense, net                           1,572    1,781    1,496
                                                 -------   ------   ------
Income before provision for income taxes           1,229      339      932
Income tax expense                                   437      118      310
                                                 -------   ------   ------
Net income                                       $   792   $  221   $  622
                                                 =======   ======   ======

Selected Financial Ratios:

                                                Year Ended September 30,
                                                 1997     1996      1995
                                                   (Dollars in thousands)

Performance ratios:
  Return on average assets                        1.1%      .3%      1.0%
  Return on average equity                        5.8      3.9      11.8
  Interest rate spread (1)                        3.0      3.0       3.2
  Net interest margin (2)                         3.8      3.3       3.5
  Ratio of noninterest expenses to
    average assets                                2.2      2.8       2.4
Average equity to average assets                 19.1      9.0       8.4
Average interest-earning assets to average
  interest-bearing liabilities                  121.7    107.3     106.9

Assets quality ratios:
  Nonperforming assets to total assets (3)         .4       .2        .3
  Nonperforming loans to total loans (3)           .6       .4        .3
  Allowance for loan losses to total loans        1.9      1.9       1.6
  Allowance for loan losses to nonperforming
    loans (3)                                   304.2    524.2     302.9


(1) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and weighted average rate paid on interest-bearing liabilities.

(2) Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.

(3) Nonperforming loans consist of nonaccrual loans and accruing loans 90 days or more delinquent and nonperforming assets consist of nonperforming loans and real estate owned.

                           COMMON STOCK DATA



The Company's common stock began trading on the NASDAQ on December 23, 1996, under the symbol "SCBS." At September 30, 1997, there were 1,137,350 shares of the common stock outstanding and approximately 400 stockholders of record. The following table sets forth information as to high and low sales prices of the Company's common stock and cash dividends per share of common stock for the calendar quarters indicated.



                             Price Per Share      Dividends Per Share
                            High       Low        Regular    Special

    Fiscal 1997:
      First quarter         $13.750    $12.250    $.000      $.000
      Second quarter        $13.500    $13.000    $.075      $.000
      Third quarter         $14.625    $13.500    $.075      $.000
      Fourth quarter        $16.750    $14.750    $.075      $.000

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS


General

The principal business of the Association consists of accepting deposits from the general public and investing those funds in loans secured by one- to four-family residential properties located in the Association's primary market area and loans for other general purposes to individuals and businesses. The Association's securities portfolio consists primarily of U.S. Treasury notes and government agency securities and mutual funds backed by mortgage-backed securities.

The Association's earnings are primarily dependent upon its net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits outstanding during the same period and interest rates paid on such deposits. The Association's earnings are also affected by provisions for loan losses, service charges, and other noninterest income, operating expenses, and income taxes.

The Association is significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing, and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, and level of personal income and savings within the Association's market. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions, and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds, and various other items. Sources of funds for lending activities of the Association include deposits and income provided from operations.

Changes in Financial Condition

At September 30, 1997, the Company's assets totaled $70.9 million, as compared to $63.9 million at September 30, 1996. Total assets increased by $7.0 million, or 11.0%, from September 30, 1996 to September 30, 1997. The increase in total assets during this period was principally funded through $9.9 million in net proceeds from the stock offering.

The increase in total assets at September 30, 1997 was due primarily to a $5.8 million increase in interest bearing deposits in banks, $3.4 million increase in net loans, and $1.7 million increase in investment securities available for sale offset by $2.8 million decrease in investment securities held to maturity. The $5.8 million increase was the result of the Company's election to invest a substantial portion of its new and excess funds into investments and loans, especially one-to-four family residential loans.

During the fiscal year ended September 30, 1997, total deposits decreased by $1.3 million, or $2.2%, to $55.9 million. This decrease was the result of withdrawals from deposit accounts maintained with the Association for payment of the Company's common stock during the stock offering. Primarily, as a result of the stock offering, the Company's equity increased by $8.8 million to $14.5 million at September 30, 1997 compared to $5.7 million at September 30, 1996.

Results of Operations for the Years Ended September 30, 1997, 1996, and 1995

The Company had net income of $792,000 for the year ended
September 30, 1997 compared to net income of $221,000 for fiscal 1996. The $571,000 increase in net income represented a 258.3% increase over fiscal 1996. Net income for fiscal 1996 was materially affected by a one time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") and a $190,000 provision for loan losses. The SAIF Assessment was approximately $370,000, $237,000 net of taxes, for the year ended September 30, 1996. The Company's net income of $221,000 for the fiscal year ended September 30, 1996 represented a decrease of $401,000, or 64.4%, from fiscal 1995. This decrease from fiscal 1995 to fiscal 1996 was also the result of the SAIF assessment and provision for loan losses during fiscal 1996.

Total interest income increased by $406,000, or 8.8%, in fiscal year ended September 1997 compared to fiscal year ended September 30, 1996. Such increase was primarily the result of an increase in the average interest earning assets as a result of investing the stock offering proceeds. The average balance of interest earning assets increased by $7.4 million.

Interest expense on deposits increased by $273,000, or 11.9%, during the fiscal year ended September 1996 compared to fiscal 1995. Such increase was due primarily to an increase in interest paid on deposits, as a result of 40 basis point (1.0% equaling 100 basis points) increase in the average rate paid on deposits in response to market conditions.

Provision for Loan Losses

The Association did not have a provision for loan losses during the fiscal year ended September 30, 1997 compared to $190,000 and $0 during fiscal 1996 and 1995, respectively. Provisions for loan losses are charged to earnings to bring the total allowance to a level deemed appropriate by management based on the volume and type of lending conducted by the Association. The provision in fiscal 1996 was made in order to adjust the allowance for the increased volume of mortgage loans as well as the expansion of consumer and commercial lending. Commercial and consumer loans traditionally have a higher rate of default and are secured by collateral that often depreciates or is less liquid than the real estate securing mortgage loans.

The Association's methodology for evaluating the adequacy of its allowance for loan losses, which conforms with GAAP, considers collateral valuation, changes in the loan portfolio mix, and certain economic indicators, causing it to be a leading indicator of inherent risk in the loan portfolio. Accordingly, it is not necessarily reflective of past trends in charge-offs and other factors. The methodology incorporates economic indicators such as growth in personal income and unemployment rates as well as other economic indicators affecting the Association's market area and considers higher risk loan groups, including growth in the Association's consumer and multi-family and non-residential loan portfolios.

Non-Interest Income

Non-interest income was $187,000 in fiscal 1997, a decrease of $55,000, or 22.6%, compared to non-interest income of $242,000 in fiscal 1996. The primary difference in non-interest income between fiscal 1997 and fiscal 1996 was from a reduction in fees from deposit accounts. Non-interest income amounted to $242,000 for the fiscal year ended September 30, 1996 compared to $329,000 for fiscal 1995. The decrease was due primarily to a $50,000 decrease in income from real estate operations and a $72,000 decrease in gain on sale of premises and equipment.

Non-Interest Expenses

The primary reason for the decrease in non-interest expenses in fiscal 1997 compared to fiscal 1996 was the 1996 one-time special assessment of 65.7 basis points on SAIF insured deposits as of March 31, 1995 which was partially offset by the $150,000 increase in compensation and benefits which resulted from increased personnel, merit raises, and $95,000 in ESOP expense which was new in fiscal 1997.
Non-interest expenses amounted to $1.8 million during the fiscal year ended September 30, 1996, a $285,000, or 19.1%, increase over the $1.5 million of non-interest expenses during the year ended September 30, 1995. The primary reason for the increase in non-interest expenses in fiscal 1996 compared to fiscal 1995 was the $370,000 one-time special assessment in fiscal 1996.

Income Taxes

The provision for income taxes was $437,000, $118,000, and $310,000 in fiscal 1997, 1996, and 1995, respectively. The changes in such respective amounts primarily reflect the fluctuations in levels of income before income taxes of the Company during those fiscal years of $1,229,000, $339,000 and $932,000, respectively.

Net Interest Income

The Company's net interest income is determined by its interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Total interest income increased by $406,000, or 8.8%, in the fiscal year ended September 30, 1997 compared to fiscal 1996. The increase was due primarily to an increase in income and dividends on securities held to maturity and securities available for sale (including, mortgage-backed securities and investment securities) increased $156,000, or 14.9% resulting from an increase in the average balances resulting from investing the stock offering proceeds. Interest income from other interest earning assets increased $159,000, or 77.9%, as the average balance increased due to investing the proceeds from the stock offering.

Total interest income increased by $242,000, or 5.5%, for the fiscal year ended September 30, 1996 compared to the fiscal year ended September 30, 1995. This increase was due primarily to a $165,000, or 5.1%, increase in interest and fees on loans as the average balance increased by $230,000 and the average yield increased by 37 basis points. Interest income from other interest-earning assets increased $73,000, or 55.7%, to $204,000 for 1996 as a result of a $1.0 million increase in the average balance.

Liquidity and Capital Resources

The Association is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency, and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At September 30, 1997, the Association's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

Cash was generated by the Association's operating activities during the years ended September 30, 1997 and 1996 primarily as a result of net income. The adjustments to reconcile net income to cash provided by operating activities during the periods presented consisted primarily of amortization of premiums and discounts, proceeds from the sale of loans, and increases or decreases in interest and dividends receivable, prepaid income taxes, accrued interest payable, and accrued expenses and other liabilities. The primary investing activity of the Association is lending, which is funded with cash provided by operations, as well as principal collections and maturities of interest-bearing deposits in banks. For additional information about cash flows from the Association's operating, financing, and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

At September 30, 1997, the Association had outstanding $816,000 in undisbursed portion of mortgage loans. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 1998 was $26.5 million. The Association believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If the Association requires funds beyond its internal funding capabilities, advances from the FHLB of Atlanta are available as an additional source of funds.

The Association is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated thereunder by the OTS. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement, and a risk-based requirement. At September 30, 1997, the Association's tangible and core capital totaled $10.3 million, or 15.1% of adjusted total assets, which exceeded the respective minimum requirements at that date by approximately $9.2 million and $8.2 million, respectively, or 12.1% and 13.6%, respectively. The Association's risk-based capital totaled $11.1 million at September 30, 1997, or 31.4% of risk-weighted assets, which exceeded the current requirement of 8% by approximately
$8.2 million, or 23.4% of risk-weighted assets.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

Unlike most industrial companies, virtually all of the Association's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

Average Balance, Interest, and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods indicated.

The table also presents information for the periods indicated and at September 30, 1997 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets." which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.


                                                     As of                             Year Ended September 30,
                                                  September 30                  1997                           1996
                                                     1997         ------------------------------    ------------------------------
                                                    Weighted      Average                 Yield/    Average                 Yield/
                                                   Yield/Rate     Balance     Interest    Rate      Balance    Interest     Rate
                                                   ----------     --------    --------    ------    -------    --------     -----
                                                                                   (Dollars in thousands)
Interest-earning assets:
  Interest-bearing deposits in other financial
    institutions                                     5.50%        $  7,540    $   363     4.81%     $ 4,162    $  204       4.90%
  Investment securities and FHLB stock               5.87           13,134        731     5.57       10,417       581       5.58
  Mortgage-backed securities                         5.96            8,035        475     5.91        7,885       469       5.95
  Loans receivable                                   8.52           40,609      3,479     8.57       39,551     3,388       8.57
                                                                  --------    -------               -------    ------
     Total interest-earning assets                   7.39           69,318    $ 5,048     7.28       62,015    $4,642       7.49
Non-interest-earning assets                                          1,859                            1,788
                                                                  --------                          -------
     Total assets                                                 $ 71,177                          $63,803
                                                                  ========                          =======
Interest-bearing liabilities                         4.26         $ 56,950      2,435     4.28%     $57,774     2,573       4.45%
Noninterest-bearing liabilities                                        648                              319
                                                                  --------                          -------
     Total liabilities                                              57,598                           58,092
                                                                  --------                          -------
Equity                                                              13,579                            5,711
                                                                  --------                          -------
     Total liabilities and retained earnings                      $ 71,177                          $63,803
                                                                  ========    -------               =======    -------
Net interest income                                                           $ 2,613                          $2,068
                                                                              =======                          =======
Interest rate spread                                                                      3.00%                             3.04%
Net interest margin (net interest income as                                             =======                           =======
  a percentage of average interest-earning assets)                                        3.77%                             3.33%
                                                                                        =======                           =======
Average interest-earning assets to average
  interest-bearing liabilities                                                          121.72%                           107.34%
                                                                                        ======                            =======


Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Association for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by prior period rate) and (ii) changes in rates (change in rate multiplied by prior period volume). Changes in rate-volume (changes in rate multiplied by changes in volume) are allocated proportionately between changes in volume and changes in rates.



                                                                        Year Ended September 30,
                                                       1997 Compared to 1996                   1996 Compared to 1995
                                               -------------------------------------     -------------------------------------
                                                Increase      Increase                   Increase      Increase
                                               (Decrease)    (Decrease)      Total      (Decrease)    (Decrease)       Total
                                                 Due to        Due to      Increase       Due to        Due to        Increase
                                                  Rate         Volume     (Decrease)       Rate         Volume       (Decrease)

                                                                        (In Thousands)
Interest income attributable to:
  Interest-bearing deposits in other
    financial institutions                       $  (4)        $163         $159          $  25         $  48          $  73
  Investment securities                             (2)         151          149            (15)         (144)          (159)
  Mortgage-backed securities                        (2)           9            7             13           150            163
  Loans receivable                                   1           90           91            146            19            165
                                                  -----        -----        -----         ------        ------          -----
      Total interest income                         (7)         413          406            169            73            242
                                                  -----        -----        -----         ------        ------          -----
Interest expense attributable to:
  Deposits                                        (103)         (36)        (139)           237            36            273
                                                  -----        -----        -----         ------        ------          -----
Increase (decrease) in net interest income       $  96         $449         $545          $ (68)        $  37          $ (31)
                                                 ======        =====        =====         ======        ======         ======


               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To Southern Community Bancshares, Inc.:


We have audited the accompanying consolidated statements of financial condition of SOUTHERN COMMUNITY BANCSHARES, INC. (a Delaware corporation) AND SUBSIDIARY as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended
September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Community Bancshares, Inc. and subsidiary as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.


                                   ARTHUR ANDERSEN LLP
                                   /S/ Arthur Andersen LLP


Birmingham, Alabama
October 21, 1997


                       SOUTHERN COMMUNITY BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           SEPTEMBER 30, 1997 AND 1996


                                     ASSETS
                                                                          1997                1996

CASH AND DUE FROM BANKS                                              $     579,544        $     350,755

INTEREST BEARING DEPOSITS IN BANKS                                       9,307,720            3,517,485

INVESTMENT SECURITIES AVAILABLE-FOR-SALE, at fair value                  7,412,925            5,691,964

MORTGAGE-BACKED SECURITIES AVAILABLE-FOR-SALE, at fair value             5,583,924            5,936,460

INVESTMENT SECURITIES HELD-TO-MATURITY, fair value of
  $1,492,141 and $4,215,480, respectively                                1,498,407            4,253,410

MORTGAGE-BACKED SECURITIES HELD-TO-MATURITY, fair value
  of $2,033,126 and  $2,471,850, respectively                            2,026,416            2,513,997

LOANS RECEIVABLE, net                                                   42,998,875           39,600,795

ACCRUED INTEREST RECEIVABLE                                                469,453              432,010

PREMISES AND EQUIPMENT, net                                                545,564              603,278

INCOME TAXES RECEIVABLE                                                    185,579              320,478

OTHER ASSETS                                                               276,604              640,039
                                                                     -------------        -------------
     Total assets                                                    $  70,885,011        $  63,860,671
                                                                     =============        =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS                                                             $  55,874,668        $  57,137,702

ACCRUED INTEREST PAYABLE                                                   102,304              108,765

ACCRUED EXPENSES AND OTHER LIABILITIES                                     437,922              929,423
                                                                     -------------        -------------
     Total liabilities                                                  56,414,894           58,175,890

COMMITMENTS AND CONTINGENCIES

PREFERRED STOCK, par value $.01, no shares issued, 100,000                       0                    0
  shares authorized

COMMON STOCK, par value $.01 per share, 3,000,000 shares
  authorized, 1,137,350 shares issued and outstanding                       11,374                    0

ADDITIONAL PAID-IN CAPITAL                                              10,786,689                    0

RETAINED EARNINGS, substantially restricted                              6,445,252            5,871,509

UNEARNED COMPENSATION                                                   (2,736,893)                   0
UNREALIZED LOSS ON AVAILABLE-FOR-SALE SECURITIES, net of
  deferred taxes                                                           (36,305)            (186,728)
                                                                     -------------        -------------
     Total stockholders' equity                                         14,470,117            5,684,781
                                                                     -------------        -------------
     Total liabilities and stockholders' equity                      $  70,885,011        $  63,860,671
                                                                     =============        =============

  The accompanying notes are an integral part of these consolidated statements.


                       SOUTHERN COMMUNITY BANCSHARES, INC.


                        CONSOLIDATED STATEMENTS OF INCOME

             FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996, AND 1995


                                                               1997           1996           1995

INTEREST INCOME:
  Interest and fees on loans                                 $3,479,134    $3,387,699     $3,222,506
  Interest and dividends on investment securities               730,798       581,317        740,396
  Interest on mortgage-backed and related securities            475,408       468,809        305,470
  Other interest income                                         362,505       203,800        130,907
                                                             ----------    ----------     ----------
     Total interest income                                    5,047,845     4,641,625      4,399,279
                                                             ----------    ----------     ----------
INTEREST EXPENSE--DEPOSITS                                    2,434,567     2,573,461      2,300,245
                                                             ----------    ----------     ----------
     Net interest income before provision
       for loan losses                                        2,613,278     2,068,164      2,099,034

PROVISION FOR LOAN LOSSES                                             0       190,170              0
                                                             ----------    ----------     ----------
     Net interest income after provision
       for loan losses                                        2,613,278     1,877,994      2,099,034
                                                             ----------    ----------     ----------
NONINTEREST INCOME:
  Service charges on deposit accounts                           182,225       234,963        198,193
  Income (loss) from real estate operations, net                      0           838         50,815
  Gain on sale of premises and equipment                              0         1,500         73,702
  Other                                                           5,224         4,958          6,040
                                                             ----------    ----------     ----------
     Total noninterest income                                   187,449       242,259        328,750
                                                             ----------    ----------     ----------
NONINTEREST EXPENSE:
  Compensation and benefits                                     869,414       719,704        758,415
  Occupancy and equipment                                       171,158       180,007        189,158
  SAIF deposit insurance                                         50,310       498,942        131,666
  Data processing                                               119,329       118,208        114,486
  Professional fees                                              55,564        45,243         76,358
  Other                                                         306,388       219,137        225,895
                                                             ----------    ----------     ----------
     Total noninterest expense                                1,572,163     1,781,241      1,495,978
                                                             ----------    ----------     ----------
     Income before income taxes                               1,228,564       339,012        931,806

INCOME TAX EXPENSE                                              436,723       118,024        310,256
                                                             ----------    ----------     ----------
     Net income                                              $  791,841    $  220,988     $  621,550
                                                             ==========    ==========     ==========
EARNINGS PER SHARE                                           $      .66           N/A           N/A
                                                             ==========    ==========     ==========


  The accompanying notes are an integral part of these consolidated statements.


                       SOUTHERN COMMUNITY BANCSHARES, INC.


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

             FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996, AND 1995

                                                                                                           Unrealized
                                                                                                            Loss on
                                                                                                           Available
                                                                                             Unrealized      for
                                                                                            Depreciation     Sale
                                                                                             on Certain   Securities,
                                                    Additional                               Marketable     Net of
                                         Common      Paid-In      Retained     Unearned       Equity      Deferred
                                         Stock       Capital      Earnings   Compensation   Securities      Taxes         Total

BALANCE, SEPTEMBER 30, 1994             $     0   $         0    $5,028,971  $         0     $(33,826)    $       0   $ 4,995,145

  Net income                                  0             0       621,550            0            0             0       621,550
  Adoption of SFAS No. 115                    0             0             0            0       33,826      (121,784)      (87,958)
  Change in net unrealized loss
    on securities available-for-sale          0             0             0            0            0        76,850        76,850
                                        --------  -----------    ----------  -----------     --------     ----------   -----------
BALANCE, SEPTEMBER 30, 1995                   0             0     5,650,521            0            0       (44,934)    5,605,587

  Net income                                  0             0       220,988            0            0             0       220,988
  Change in net unrealized loss
    on securities available-for-sale          0             0             0            0            0      (141,794)     (141,794)
                                        --------  -----------    ----------  -----------     --------     ----------   -----------
BALANCE, SEPTEMBER 30, 1996                   0             0     5,871,509            0            0      (186,728)    5,684,781

  Net income                                  0             0       791,841            0            0             0       791,841
  Change in unrealized loss
    on securities available-for-sale          0             0             0            0            0       150,423       150,423
  Issuance of common stock               11,374    10,752,273             0     (909,880)           0             0     9,853,767
  Amortization of unearned
    compensation                              0        34,416                     60,824                          0        95,240
  Repurchase of stock for stock
    plan trusts                               0                           0   (1,878,680)           0             0    (1,878,680)
  Contribution to plan trust                  0             0             0       (9,157)           0             0        (9,157)
  Dividends declared ($.225 per share)        0                    (218,098)                                      0      (218,098)
                                        --------  -----------    ----------  -----------     --------     ----------   -----------
BALANCE, September 30, 1997             $11,374   $10,786,689    $6,445,252  $(2,736,893)    $      0     $ (36,305)  $14,470,117
                                        ========  ===========    ==========  ============    ========     ==========  ============


  The accompanying notes are an integral part of these consolidated statements.




          SOUTHERN COMMUNITY BANCSHARES, INC.


         CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996, AND 1995

                                                               1997            1996             1995

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                               $  791,841     $   220,988      $    621,550
  Adjustments to reconcile net income to net cash
    provided by operating activities:
        Depreciation                                           82,388          82,388            81,679
        Amortization and accretion on securities              (35,252)        (49,120)          (73,200)
        Amortization of unearned ESOP                          95,240               0                 0
        Amortization of net deferred loan origination
        fees and costs                                        (47,407)        (42,452)          (30,669)
        Provision (benefit) for deferred income taxes         122,904        (198,635)           66,314
        Provision for loan losses                                   0         190,170                 0
        (Gain) loss on sale of foreclosed real estate, net          0             291           (43,040)
        Gain on sale of premises and equipment, net                 0          (1,500)          (73,702)
        Change in assets and liabilities:
          Increase (decrease) in income taxes                 (81,822)        (98,442)          188,288
            receivable/payable
          Decrease in accrued interest receivable             (37,443)        (48,029)          (38,513)
          Decrease (increase) in other assets                 363,435        (536,612)           44,636
          Increase (decrease) in accrued interest payable      (6,461)         (4,513)           65,262
          Increase (decrease) in accrued expenses and
            other liabilities                                (491,501)        693,579           (21,660)
                                                           -----------    ------------     -------------
                Total adjustments                             (35,919)        (12,875)          165,395
                                                           -----------    ------------     -------------
                Net cash provided by operating activities     755,922         208,113           786,945
                                                           -----------    ------------     -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities/calls of investment
    securities available-for-sale                           3,620,636       1,000,000                 0
  Proceeds from maturities/calls of investment
    securities held-to-maturity                             2,760,000       3,950,497         6,550,000
  Purchases of investment securities
    available-for-sale                                     (5,272,915)     (4,102,853)         (597,769)
  Purchases of investment securities
    held-to-maturity                                                0               0        (3,448,595)
  Net loan repayments (originations)                       (3,350,673)     (1,217,051)        1,409,406
  Proceeds from maturities of mortgage-backed
    securities available-for-sale                           1,072,607         672,582           498,922
  Proceeds from maturities of mortgage-backed
    securities-held-to-maturity                               474,148         650,497           126,578
  Purchases of mortgage-backed securities
    available-for-sale                                       (500,825)     (4,492,120)         (490,000)
  Capital expenditures                                        (24,674)        (84,678)          (23,512)
  Proceeds from sale of foreclosed real estate                      0          43,924           329,855
  Proceeds from sale of fixed assets                                0           1,500           202,066
                                                           -----------    ------------     -------------
                Net cash provided by (used in)
                  investing activities                     (1,221,696)     (3,577,702)        4,556,951

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in deposits                          (1,263,034)      1,129,732        (2,219,802)
  Net proceeds from public stock offering                   9,853,767               0                 0
  Repurchase of stock for stock plan trusts                (1,878,680)              0                 0
  Contributions to plan trusts                                 (9,157)              0                 0
  Payment of dividends                                       (218,098)              0                 0
                                                           -----------    ------------     -------------
                Net cash provided by (used in)
                  financing activities                      6,484,798       1,129,732        (2,219,802)


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        6,019,024      (2,239,857)        3,124,094

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              3,868,240       6,108,097         2,984,003
                                                           -----------    ------------     -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                   $9,887,264     $ 3,868,240      $  6,108,097
                                                           ===========    ============     =============
SUPPLEMENTAL DISCLOSURES:
  Cash paid for:
        Interest on deposits                               $2,341,955     $ 2,577,974      $  2,234,983
        Income taxes                                          339,991         418,241            57,800
        Transfers from loans to real estate
          acquired through foreclosure                              0          38,771             5,444
                                                           ===========    ============     =============

CHANGE IN UNREALIZED NET LOSS ON SECURITIES
  AVAILABLE FOR SALE, net of deferred taxes                $  150,423     $   141,794      $     44,934

CHANGE IN UNREALIZED DEPRECIATION ON CERTAIN
  MARKETABLE EQUITY SECURITIES                                      0               0           (33,826)

 The accompanying notes are an integral part of these consolidated statements.


                  Southern Community Bancshares, Inc.


                     Notes to Financial Statements

                      September 30, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Organization, Nature of Operations, and Principles of
   Consolidation

   Southern Community Bancshares, Inc. (the "Company") was incorporated in the State of Delaware in July 1996, for the purpose of becoming a holding company to own all of the outstanding capital stock of First Federal Savings and Loan Association of Cullman (the "Association") upon the Association's conversion from a federally chartered mutual savings association to a federally chartered stock savings association (the "Conversion"). The accounting for the conversion is in a manner similar to that utilized in a pooling of interests.

   The Association received its federal charter in 1905 and was converted to a federally chartered stock organization on December 23, 1996 through the sale of all of its common stock to the Company. The Association is primarily engaged in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage loans or single family real estate and, to a lesser extent, in consumer loans. The Association operates from its three offices in the primary market area of Cullman County, Alabama.

   The accompanying consolidated financial statements include the accounts of the Company, and the Association. All significant intercompany balances and transactions have been eliminated in consolidation.

   Basis of Financial Statement Presentation

   The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the thrift industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties, evaluates the overall portfolio characteristics and delinquencies and monitors economic conditions.

   A substantial portion of the Company's loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a portion of the carrying amount of foreclosed real estate are susceptible to changes in economic conditions in the Company's primary market areas.

   Cash and Cash Equivalents

   For purposes of the statements of cash flows and presentation of the statements of financial condition, the Association considers cash, due from banks and interest bearing deposits in banks as cash and cash equivalents.

   Investment and Mortgage-Backed Securities

   Securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts on the constant effective yield method. The Company has the positive intent and ability to hold these securities to maturity. Available-for-sale securities are carried at fair value, except for FHLB required stock holding which are carried at cost, and include all debt and equity securities not classified as held-to-maturity or trading. Trading securities are those held principally for the purpose of selling in the near future and are carried at fair value. The Company does not currently have any trading securities.

   Unrealized gains and losses for trading securities are included in earnings. Unrealized gains and losses for available-for-sale securities are excluded from earnings and reported, net of any income tax effect, as a separate component of retained earnings. Realized gains and losses for securities classified as either available-for-sale or held-to-maturity are reported in earnings based on the adjusted cost of the specific security sold.

   Loans Receivable

   Loans receivable are stated at their unpaid balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

   The Company ceases accrual of interest on substantially all loans when payment on a loan is in excess of 90 days past due. An allowance is established by a charge to interest income equal to all interest previously accrued but unpaid. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is in accordance with the terms of the loan agreement; in which case the loan is returned to accrual status.

   The allowance for loan losses is increased by charges to income and decreased by loan charge-offs, net of recoveries. The allowance for loan losses is maintained at a level which management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, and the estimated value of the underlying collateral. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in periods in which they become known. In addition, various regulatory agencies, as an integral part of their examination process periodically review the Company's allowance for losses on loans and the carrying value of foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations.

   Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a provision added to the allowance for loan losses. Because on the Company's loan portfolio primarily consists of one-to-four family residential mortgages and consumer installment loans that are evaluated collectively for impairment, the Company had no loans designated as impaired under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114 at September 30, 1997.

   Loan Origination Fees and Related Costs

   Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan over the remaining period to contractual maturity.

   Foreclosed Real Estate

   Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Costs to maintain or hold the property are expensed and amounts incurred to improve the property, to the extent that fair value is not exceeded, are capitalized. Valuations are periodically performed by management, and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its fair value less the estimated costs to sell.

   Premises and Equipment

   Land is carried at cost. Buildings, leasehold improvements, and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line and accelerated methods over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the life of the lease. The estimated useful lives of furniture, fixtures, and equipment range from 5 to 15 years and for building and improvements range from 5 to 33 years.

   Income Taxes

   The Company accounts for income taxes through the use of the asset and liability method for accounting for deferred income taxes. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

   Earnings Per Share

   Earnings per share are computed based on the weighted average number of shares of common stock outstanding during the period less shares of stock which have been placed in trust for possible future benefit plans and Employee Stock Ownership Plan ("ESOP") Trust shares are not considered outstanding for earnings per share calculation.

   Earnings per share for the period from December 23, 1996, the date of Conversion, to September 30, 1996, has been computed based on the earnings during that period and on the weighted average number of shares of common stock and common stock equivalents outstanding during that period. The weighted average number of shares used for the period from December 23, 1996 through September 30, 1997 was 975,727. If earnings per share had been computed on a retroactive basis for the year ended September 30, 1997, recognizing earnings for the entire year, earnings per share would have been $.81 per share as compared to the $.66 per share reported in the accompanying consolidated statements of income.

   Pending Accounting Pronouncements

   Earnings Per Share

   In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings Per Share. This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. This Statement simplifies the standards for computing earnings per share previously found in Accounting Principles Board ("APB") Opinion No. 15, Earnings per Share, and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

   This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Statement requires restatement of all prior-period EPS data presented. The Company will adopt the Statement at fiscal year-end 1998. to the extent the statement had been implemented for the year ended
   September 30, 1997, both basic and diluted earnings per share under SFAS No. 128 would be have been identical to earnings per share as presented in these financial statements.

   Disclosure of Information About Capital Structure

   In February 1997, the FASB issued SFAS No. 129, Disclosure of Information About Capital Structure. This Statement establishes standards for disclosing information about an entity's capital structure. It applies to all entities. SFAS No. 129 is effective for financial statements for periods ending after December 15, 1997. It contains no change in disclosure requirements for entities that were previously subject to the requirements of APB Nos. 10 and 15 and SFAS No. 47.

   Management believes there will be no material effect on the consolidated financial statements from the adoption of this pronouncement.

   Reporting of Comprehensive Income

   In June 1997, the FASB issued SFAS No. 130, Reporting of Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components (revenues expenses, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

   This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management believes there will be no material effect on the consolidated financial statements from the adoption of this pronouncement.

   Disclosure about Segments and Related Information

   In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders.

   This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments.

   This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. Management believes there will be no material effect on the consolidated financial statements from the adoption of this pronouncement.

   Financial Statement Reclassification

   The financial statements for prior years have been reclassified in order to conform with the 1997 financial statement presentation. The reclassification did not change total assets or net income in the prior year.


2.  INVESTMENT AND MORTGAGE-BACKED SECURITIES

   Details of securities are as follows:


                                                                   September 30, 1997
                                                                  Gross          Gross
                                               Amortized       Unrealized     Unrealized        Estimated
                                                  Cost            Gains          Losses        Fair Value

Available-for-sale:
  U.S. Treasury and federal agencies          $  6,980,741    $     2,384    $         0      $ 6,983,125
  Mutual funds                                           0              0              0                0
  Federal Home Loan Bank stock                     429,800              0              0          429,800
                                              ------------    -----------    -----------      -----------
  Investment securities                          7,410,541          2,384              0        7,412,925
  Mortgage-backed securities                     5,643,733          4,503        (64,312)       5,583,924
                                              ------------    -----------    -----------      -----------
        Total                                 $ 13,054,274    $     6,887    $   (64,312)     $12,996,849
                                              ============    ===========    ============     ===========
Held-to-maturity:
  U.S. Treasury and federal agencies          $  1,348,407    $         0    $   (14,869)     $ 1,333,538
  Obligations of state and political
    subdivisions                                   150,000          8,603              0          158,603
                                              ------------    -----------    -----------      -----------
  Investment securities                          1,498,407          8,603        (14,869)       1,492,141
  Mortgage-backed securities                     2,026,416         20,084        (13,374)       2,033,126
                                              ------------    -----------    -----------      -----------
        Total                                 $  3,524,823    $    28,687    $   (28,243)     $ 3,525,267
                                              ============    ===========    ============     ===========

                                                                  September 30, 1996
                                                                  Gross         Gross
                                                Amortized      Unrealized     Unrealized       Estimated
                                                  Cost            Gains         Losses        Fair Value

Available-for-sale:
  U.S. Treasury and federal agencies          $  3,535,814    $         0    $   (35,755)     $ 3,500,059
  Mutual funds                                   1,774,941              0        (12,836)       1,762,105
  Federal Home Loan Bank stock                     429,800              0              0          429,800
                                              ------------    -----------    -----------      -----------
  Investment securities                          5,740,555              0        (48,591)       5,691,964
  Mortgage-backed securities                     6,184,262              0       (247,802)       5,936,460
                                              ------------    -----------    -----------      -----------
        Total                                 $ 11,924,817    $         0    $  (296,393)     $11,628,424
                                              ============    ===========    ============     ===========
Held-to-maturity:
  U.S. Treasury and federal agencies          $  4,093,481    $         0    $   (47,894)     $ 4,045,587
  Obligations of state and political
    subdivisions                                   159,929          9,964              0          169,893
                                              ------------    -----------    -----------      -----------
  Investment securities                          4,253,410          9,964        (47,894)       4,215,480
  Mortgage-backed securities                     2,513,997              0        (42,147)       2,471,850
                                              ------------    -----------    -----------      -----------
 Total                                        $  6,767,407    $     9,964    $   (90,041)     $ 6,687,330
                                              ============    ===========    ============     ===========

   The amortized cost and estimated fair value of securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturity because borrowers may have the right to call or prepay obligations:

                                                                September 30, 1997
                                                   Available-for-Sale               Held-to-Maturity
                                                Amortized                        Amortized
                                                  Cost        Fair Value           Cost       Fair Value

  Due in one year or less                      $  3,001,876    $  3,006,901    $   499,976    $  499,450
  Due after one year through five years           3,206,367       3,203,726        998,431       992,691
  Due after five years through ten years            757,498         757,498              0             0
  Due after ten years                               444,800         444,800              0             0
                                               ------------    ------------    -----------    ----------
                                                  7,410,541       7,412,925      1,498,407     1,492,141
  Mortgage-backed securities                      5,643,733       5,583,924      2,026,416     2,033,126
                                               ------------    ------------    -----------    ----------
         Total                                 $ 13,054,274    $ 12,996,849     $3,524,823    $3,525,267
                                               ============    ============    ===========    ==========

   All mortgage-backed securities were issued by either U.S.
   government agencies (Government National Mortgage Association) or government-sponsored enterprises (Federal Home Loan Mortgage
   Corporation or Freddie Mac). The mutual funds are backed primarily by Federal Home Loan Mortgage Association mortgage-backed securities and private issuer mortgage-backed securities.

   During the year ended September 30, 1997, the Company sold mutual funds with a book and fair value of $1,870,636 with no gain or loss. There were no other sales of securities during the years ended September 30, 1997 and 1996.



3.  LOANS RECEIVABLE, NET


   Loans receivable are summarized as follows:

                                                     September 30        September 30
                                                          1997              1996

Mortgage loans:
  Principal balances:
        Secured by 1-4 family residences              $25,617,086      $23,470,482
        Secured by nonresidential properties            8,077,000        8,601,682
        Secured by multifamily properties               4,172,496        3,670,986
        Construction loans                              1,266,600          837,400
                                                      ------------     ------------
                                                       39,133,182       36,580,550
        Less:
          Undisbursed portion of mortgage loans          (815,502)        (581,781)
          Net deferred loan origination fees             (169,738)        (149,591)
                                                      ------------     ------------
                 Total mortgage loans                  38,147,942       35,849,178

Commercial loans                                        2,293,540        1,416,551
Consumer loans:
  Principal balances:
         Loans secured by automobiles                   1,534,822        1,367,522
         Loans secured by savings accounts                518,173          568,183
         Other                                          1,310,362        1,201,395
                                                      ------------     ------------
                 Total consumer loans                   3,363,357        3,137,100
                                                      ------------     ------------
                 Total loans                           43,804,839       40,402,829
         Less allowance for loan losses                   805,964          802,034
                                                      ------------     ------------
Loans receivable, net                                 $42,998,875      $39,600,795
                                                      ===========      ============


   In the ordinary course of business, the Company makes loans to officers, directors, employees, and other related parties of the Company. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans and commitments at September 30, 1997 and 1996 were $1,035,000 and $1,105,000, respectively. During the year ended September 30, 1997, new loans totaled $312,000 and repayments were $382,000.

   Activity in the allowance for loan losses is summarized as follows:

                                         1997        1996        1995

      Balance at beginning of year     $802,034    $623,638    $632,208
      Provision charged to income             0     190,170           0
      Charge-offs                       (55,878)    (20,141)    (17,170)
      Recoveries                         59,808       8,367       8,600
                                       ---------   ---------   ---------
      Balance at end of year           $805,964    $802,034    $623,638
                                       ========    =========   =========

   The Company had loans on nonaccrual status of approximately
   $265,000 and $27,000 and at September 30, 1997 and 1996,
   respectively. Interest income foregone on these nonaccrual loans was not significant for fiscal years 1997 and 1996.


4.  LOAN SERVICING

   The Company originates and services mortgage loans for Freddie Mac. Mortgage loans serviced for Freddie Mac are not included in the accompanying statements of financial condition. Unpaid principal balances of serviced loans totaled $1,723,251 at September 30, 1997 and $1,588,014 at September 30, 1996. The serviced loans were sold without recourse.


5.  ACCRUED INTEREST RECEIVABLE

   Accrued interest receivable at September 30 is summarized as follows:

                                              1997          1996

      Investment securities                 $116,948     $  88,003
      Mortgage-backed securities              41,333        45,855
      Loans receivable                       311,172       298,152
                                            --------     ---------
      Total                                 $469,453     $ 432,010
                                            ========     =========

6.  FORECLOSED REAL ESTATE

   Activity in the allowance for losses on foreclosed real estate at September 30 is summarized as follows:

                                            1997     1996      1995

      Balance at beginning of year          $0        $0     $214,609
      Provision charged to income            0         0            0
      Charge-offs                            0         0     (214,609)
                                            --        --     ---------
      Balance at end of year                $0        $0     $      0
                                            ==        ==     =========

7.  PREMISES AND EQUIPMENT

   A summary of premises and equipment at September 30 is as follows:

                                                    1997           1996


      Land                                      $   163,081    $   163,081
      Buildings and improvements                    731,216        753,583
      Leasehold improvements                         30,166         30,166
      Furniture, fixtures, and equipment            736,366        726,325
                                                 ----------     ----------
                                                  1,660,829      1,673,155
      Less accumulated depreciation and
        amortization                              1,152,265      1,069,877
                                                -----------    -----------
           Net premises and equipment           $   508,564    $   603,278
                                                ===========    ===========


8.  DEPOSITS


   Deposits are summarized as follows:

                                                 September 30, 1997         September 30, 1996

                                                Amount       Percent       Amount        Percent

Demand and NOW accounts, including
  noninterest-bearing deposits of
  $93,914 in 1997 and $113,594 in 1996        $10,561,301     18.9%       $11,236,279     19.7%
Money market accounts                           1,093,499      2.0            940,391      1.6
Passbook savings                                9,286,230     16.6          8,327,355     14.6
                                              -----------    ------       -----------    ------
                                               20,941,030     37.5         20,504,025     35.9
Certificates of deposit, rates from 2.51%
  to 12.75% in 1997 and 1996                   34,933,638     62.5         36,633,677     64.1
                                              -----------    ------       -----------    ------
       Total                                  $55,874,668    100.0%       $57,137,702    100.0%
                                              ===========    ======       ===========    ======


   The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $6,578,414 at September 30, 1997 and $5,589,383 at September 30, 1996. Deposits in excess of $100,000 are not federally insured.

   Scheduled maturities of certificates of deposit are as follows:

                       Years Ending
                       September 30          Amount

                           1998          $26,455,814
                           1999            4,860,063
                           2000            1,396,135
                           2001            1,928,280
                           2002              293,346
                                         $34,933,638

   Interest expense on deposits at September 30 are summarized as follows:

                                      1997         1996          1995

      NOW accounts                 $  250,614   $  247,313    $  286,845
      Money market accounts            58,778       55,289        37,731
      Passbook savings                250,510      240,093       229,105
      Certificates of deposit       1,877,771    2,033,947     1,754,606
      Withdrawal penalties             (3,106)      (3,181)       (8,042)
                                   -----------  -----------   -----------
      Total                        $2,434,567   $2,573,461    $2,300,245
                                   ===========  ===========   ===========

   The Company has pledged U.S. government and government agency obligations totaling $1,120,000 at September 30, 1997 and 1996 as collateral against certain large deposits.


9.  INCOME TAXES

   The provisions for income taxes for the years ended September 30 are as follows:

                                  1997           1996          1995

    Current:
      Federal                   $260,611      $ 286,824      $212,262
      State                       53,208         29,835        31,680
                                --------      ---------      --------
                                 313,819        316,659       243,942
    Deferred:
      Federal                    104,083       (180,222)       64,841
      State                       18,821        (18,413)        1,473
                                --------      ---------      --------
                                 122,904       (198,635)       66,314
                                --------      ---------      --------
         Total                  $436,723      $ 118,024      $310,256
                                ========      =========      ========

   The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes at September 30 were as follows:

                                             1997       1996        1995

  Expected income tax expense at
    statutory federal tax rate             $417,712   $115,264    $316,814
  Increase (decrease) resulting from:
      State income tax, net of federal
        benefit                              47,539      7,539      21,882
      Tax-exempt interest income            (41,063)    (2,639)    (28,000)
      Other, net                             12,535     (2,140)       (440)
                                           ---------  ---------   ---------
                                           $436,723   $118,024    $310,256
                                           ========   ========    =========
  Effective rate                                 36%        36%         33%
                                           ========   ========    ========


   Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities at September 30 that give rise to significant portions of the net deferred tax asset relate to the following:

                                               1997          1996

  Deferred loan fees, net                   $   8,333     $  16,663
  Allowance for loan losses for financial
    reporting                                 296,753       296,753
  Unrealized loss on securities available
    for sale                                   18,703       109,850
  SAIF assessment                                   0       136,902
  Other                                        47,913        23,228
                                            ----------    ----------
  Deferred tax asset                          371,702       583,396
  Allowance for loan losses for the tax
    reserve in excess of base year            (56,881)      (56,881)
  Depreciation                                (47,341)      (44,657)
  Other                                       (45,405)      (45,732)
                                            ----------    ----------
  Deferred tax liability                     (149,627)     (147,270)
                                            ----------    ----------
  Net deferred tax asset                    $ 222,075     $ 436,126
                                            ==========    ==========

   Thrift institutions, in determining taxable income, have historically been allowed special bad debt deductions based on specified experience formulae or on a percentage of taxable income before such deductions. The bad debt deduction based on the latter has been gradually reduced to 8%. On August 2, 1996, Congress passed the Small Business Job Protection Act that, will among other things, repeal the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1996. As a result, thrifts must recapture into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. This recapture can be deferred for up to two years if the thrift satisfies a residential loan portfolio test. The Bank is expected to recapture approximately $154,000; $57,000 tax effected, of its tax bad debt reserves into taxable income over six years as a result of this new law. The recapture will not have any effect on the Association's financial statements because the related tax expense has already been accrued.

   Because of such repeal, thrifts such as the Association may only use the same tax bad debt reserve that is allowed for banks. Accordingly, a thrift with assets of $500 million or less may only add to its tax bad debt reserves based upon its moving six-year average experience of actual loan losses (i.e., the experience method).

   The portion of a thrift's tax bad debt reserve that is not recaptured under this new law is only subject to recapture at a later date under similar circumstances. These include stock repurchases redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be allowed if the thrift converted to a commercial bank charter or was acquired by a bank. The Association does not anticipate engaging in any transactions at this time that would require the recapture of its remaining tax bad debt reserves.


10. REGULATORY MATTERS

   The Association is subject to various regulatory capital requirements administered by the federal banking agencies.
   Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table which follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 1997 and 1996, the Association meets all capital adequacy requirements to which it is subject.

   As of September 30, 1997 and 1996, the most recent notification from the regulatory authorities categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categories as well capitalized, the Association must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table which follows.

   Actual capital amounts and ratios are presented in the table below for the Association:

                                                                                    To Be Well
                                                                                Capitalized Under
                                                                For Capital      Prompt Corrective
                                             Actual         Adequacy Purposes    Action Provisions
                                    --------------------    -----------------    ----------------
                                     Amount      Ratio      Amount     Ratio     Amount     Ratio
                                                        (Dollars in thousands)

September 30, 1997:
  Total capital (to risk weighted
    assets)                          $11,065      31.4%     $2,817      8.0%     $3,522     10.0%
  Tier 1 (core) capital (to risk
    weighted assets)                  10,259      29.1         N/A      N/A       2,113      6.0
  Tier 1 (core capital (to
    adjusted total assets)            10,259      15.1       2,044      3.0       3,407      5.0
  Tangible capital (to adjusted
    total assets)                     10,259      15.1       1,022      1.5         N/A      N/A

September 30, 1996:
  Total capital (to risk weighted
    assets)                            6,674      19.8       2,690      8.0       3,363     10.0
  Tier 1 (core) capital (to risk
    weighted assets)                   5,872      17.4         N/A      N/A       2,018      6.0
  Tier 1 (core) capital (to
    adjusted total assets)             5,872       9.2       1,908      3.0       3,181      5.0
  Tangible capital (to adjusted
    total assets)                      5,872       9.2         954      1.5         N/A      N/A


   The following table is a reconciliation of the Association's stockholder's equity to tangible, Tier 1, and risk-based capital as required by the OTS:



                                                  1997       1996
                                                   (In thousands)

 Stockholder's equity                           $10,222    $  5,685
 Net unrealized loss on debt securities
   available for sale                                37         187
                                                -------    --------
         Tangible and Tier 1 capital             10,259       5,872
 Allowance for loan losses                          806         802
                                                -------    --------
         Total risk based capital               $11,065    $  6,674
                                                =======    ========

 Total assets                                   $68,112    $ 63,431
 Adjusted total assets                           68,149      63,617
 Total risk weighted assets                      35,218      33,631

   Pursuant to OTS regulations, an institution that exceeds fully phased-in capital requirements before and after a proposed capital distribution and has not been advised by the OTS that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four-quarter period. Any additional capital distributions require prior regulatory approval.

   The Company's principal source of funds for dividend payments is dividends from the Association. Certain restrictions exist regarding the ability of the Association to pay dividends to the Company. At July 1, 1997, dividend payments by the Association were subject to regulatory approval.


11. COMMITMENTS AND CONTINGENCIES

   Lease Commitment

   The Association leases property utilized as a branch office under a long-term lease expiring March 31, 2000, at an annual rental of $15,409 plus taxes and maintenance. The Association has three 5-year options to renew with rentals adjusted to the consumer price index. Rent expense under this lease totaled $15,409 for the year ended September 30, 1997.

   At September 30, 1997, projected minimum lease payments for years ending September 30 are as follows:

                     1998                 $15,409
                     1999                  15,409
                     2000                   7,705
                     2001                       0
                     2002                       0
                         Total            $38,523

   Financial Instruments With Off-Balance-Sheet Risk

   The Association does not engage in transactions involving options, standby letters of credit, financial guarantees, interest-rate swaps, and forward and future contracts. Further, the Association does not routinely issue loan commitments, other than undisbursed portions of construction loans, and had none outstanding at September 30, 1997 and 1996.

   Significant Group Concentrations of Credit Risk

   The majority of the Association's business activity is with customers located in Cullman County and surrounding areas. While this area is heavily involved in agribusiness activities, there is significant diversified industry with no heavy concentration in any one industry.

   FDIC Assessment

   The deposits of the Association are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers the deposits of state and national banks and certain state savings banks, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF has achieved the required reserve rate, and, as discussed below, during the period year the FDIC reduced the average deposit insurance premium paid by BIF-insured banks to a level substantially below the average premium paid by savings institutions.

   Banking legislation was enacted September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions. The FDIC Board of Directors established a special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF assessable deposits held by affected institutions as of March 31, 1995. Based upon its level of SAIF deposits as of March 31, 1995, the Association paid a special assessment of approximately $370,000 during the year ended September 30, 1997. Upon recapitalization of the SAIF, premiums paid by SAIF-insured institutions were reduced. The legislation also provides for the merger of the BIF and the SAIF, with such merger being conditioned upon the poor elimination of the thrift charter.

   Litigation

   The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Company.


12. COMPENSATION AND EMPLOYEE BENEFITS

   Profit Sharing Plan

   The Company maintains a defined contribution profit sharing plan covering all full-time employees who meet certain eligibility requirements. Contributions to the Plan are at the discretion of the Board of Directors and are determined on a calendar-year basis. For the plan year ended December 31, 1997 management intends to make a contribution of approximately $19,700, of which the total amount had been accrued at September 30, 1997 and is included in other liabilities in the accompanying consolidated statements of financial condition.

   Employee Stock Ownership Plan

   In connection with the Conversion, the Association established an ESOP for eligible employees. The ESOP purchased 90,988 shares of the Company's common stock. Expense related to the ESOP for the year ended September 30, 1997 was approximately $61,000. Unearned compensation related to the ESOP was approximately $2,737,000 at September 30, 1997 and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released.


13. FAIR VALUE OF FINANCIAL INSTRUMENTS

   SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of September 30, 1997. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

   The following methods and assumptions were used by the Company in estimating its fair values disclosures for financial instruments:

   Investment Securities

   Fair values for investment securities are primarily based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

   Loans

   For equity lines and other loans with short-term or variable rate characteristics, the carrying value reduced by an estimate for credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of all other loans is estimated by discounting their future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. The discount rates used are commensurate with the interest rate and prepayment risks involved for the various types of loans.

   Deposits

   The fair value disclosed for demand deposits (e.g., interest and noninterest bearing demand, savings, and money market savings), are, as required by SFAS No. 107, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated monthly maturities.

   Commitments to Extend Credit

   The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists and because such fee income is not material to the Company's financial statements at September 30, 1997 and 1996, the fair value of these commitments is not presented.

   Many of the Company's assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate fair value. These items include cash and due from banks, interest-bearing bank balances, accrued interest receivable and payable, and similar assets. The estimated fair values of the Company's remaining on-balance sheet financial instruments as of September 30, 1997, are summarized below:

                                                 1997                             1996
                                       Carrying       Estimated          Carrying      Estimated
                                        Value         Fair Value          Value        Fair Value
 Financial Assets:
   Investment securities
     available for sale             $  7,412,925    $  7,412,925      $  5,691,964    $  5,691,964
   Mortgage backed and related
     securities available for sale     5,583,924       5,583,924         5,936,460       5,936,460
   Investment securities
     held-to-maturity                  1,498,407       1,492,141         4,253,410       4,215,480
   Mortgage backed and related
     securities held-to-maturity       2,026,416       2,033,126         2,513,997       2,471,850
   Loans, net                         49,998,875      50,413,865        39,600,795      39,605,896
 Financial Liabilities:
   Deposits                           55,874,668      55,982,666        57,137,702      57,196,530


   SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.


14. STOCK CONVERSION

   On December 23, 1996, the Conversion of the Bank from a federally chartered mutual institution to a federally chartered stock savings bank through amendment of its charter and issuance of common stock to the Company was completed. Related thereto, the Company sold 1,137,350 shares of common stock, par value $.01 per share, at an initial price of $10 per share in subscription and community offerings. Costs associated with the Conversion were approximately $575,000, including underwriting fees. These conversion costs were deducted from the gross proceeds of the sale of the common stock.

   In connection with the Offering, the Association established a liquidation account in an amount equal to its regulatory capital as of the latest practicable date prior to consummation of the Offering.

   The Company's ability to pay dividends will be largely dependent upon dividends to the Company from the Association. Pursuant to Office of Thrift Supervision ("OTS") regulations, the Association will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders' equity would be reduced below the amount required for the liquidation account or if stockholders' equity would be reduced below the amount required by the OTS.


15. PARENT COMPANY FINANCIAL STATEMENTS

   Separate condensed financial statements of Southern Community
   Bancshares, Inc. (the "Parent Company") as of and for the year ended September 30, 1997 are presented below:


                   Statement of Financial Condition
                          September 30, 1997
                     (Dollar amounts in thousands)

 ASSETS:
   Cash and cash equivalents                                    $   753
   Securities available for sale                                  1,750
   Investment in subsidiary                                      10,222
   Due from subsidiary                                            1,888
   Other assets                                                      26
                                                                -------
         Total assets                                           $14,639
                                                                =======
 LIABILITIES:
   Other liabilities                                            $   169

 STOCKHOLDERS' EQUITY:
   Common stock                                                      11
   Additional paid-in capital                                    10,787
   Retained earnings                                              6,445
   Unearned compensation                                         (2,737)
 Unrealized gain on securities available for sale, net              (36)
                                                                --------
         Total stockholders' equity                              14,470
                                                                -------
         Total liabilities and stockholders' equity             $14,639
                                                                =======

                          Statement of Income
                 For the Year Ended September 30, 1997
                     (Dollar amounts in thousands)

 INTEREST INCOME                                                   $   143

 OPERATING EXPENSE                                                     151
 LOSS BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED
   CURRENT YEAR SUBSIDIARY EARNINGS                                     (8)

 INCOME TAX BENEFIT                                                      3
 LOSS BEFORE EQUITY IN UNDISTRIBUTED CURRENT YEAR
   SUBSIDIARY EARNINGS                                                  (5)

 EQUITY IN UNDISTRIBUTED CURRENT YEAR SUBSIDIARY EARNINGS              797
         Net income                                                $   792

                        Statement of Cash Flows

                 For the Year Ended September 30, 1997

                     (Dollar amounts in thousands)




CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                        $   792
  Equity in undistributed current year earnings of subsidiary
                                                                        797
                                                                    --------
                                                                         (5)
  Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization of discounts on securities                              (1)
    Increase in other assets                                            (26)
    Increase in other liabilities                                       169
                                                                    --------
        Net cash provided by operating activities                       137
                                                                    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of securities available for sale                          (3,250)
  Proceeds from maturity of securities available for sale             1,500
                                                                    --------
        Net cash used by investing activities                        (1,750)
                                                                    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                              9,854
  Purchase of Bank's common stock                                    (5,382)
  Contributions to plan trusts of the Association                    (1,888)
  Dividends paid                                                       (218)
                                                                    --------
        Net cash provided by financing activities                     2,366
                                                                    --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                               753

CASH AND CASH EQUIVALENTS, beginning of year                              0
                                                                    --------
CASH AND CASH EQUIVALENTS, end of year                              $   753
                                                                    ========

  Earnings are presented on a retroactive basis, recognizing earnings of the subsidiary for the year ended September 30, 1997. This presentation is based on the accounting for the Conversion at historical cost, in a manner similar to that utilized in a pooling of interests.