Form 10KSB40, Exhibit 13
period 1998-09-30
SOUTHERN COMMUNITY BANCSHARES INC
filed 1999-01-04
CIK 1021011

EXHIBIT 13



Selected Financial Information and Other Data:

                                                                At September 30,
                                                           1998        1997       1996
                                                          -------    --------    -------
                                                            (Dollars in thousands)

Total amount of:
  Assets                                                  $66,820    $70,885     $63,861
  Cash and interest-bearing time deposits in banks          9,591      9,887       3,868
  Investment securities                                     3,553      8,911       9,945
  Mortgage-backed securities                                6,876      7,610       8,450
  Loans receivable, net                                    45,846     42,999      39,601
  Deposits                                                 55,557     55,875      57,138
  Equity                                                   11,101     14,470       5,685



Summary of Earnings:


                                                               Year Ended September 30,
                                                               1998        1997        1996
                                                              -------     -------    -------
                                                                 (Dollars in thousands)

Interest income                                               $ 5,236     $ 5,048    $ 4,642
Interest expense                                                2,426       2,435      2,574
                                                              -------     -------    -------
Net interest income                                             2,810       2,613      2,068
Provision for loan losses                                           0           0        190
                                                              -------     -------    -------
Net interest income after provision for loan losses             2,810       2,613      1,878
Non-interest income, net                                          180         188        242
Non-interest expense, net                                       1,701       1,572      1,781
                                                              -------     -------    -------
Income before provision for income taxes                        1,289       1,229        339
Income tax expense                                                466         437        118
                                                              -------     -------    -------
Net income                                                    $   823     $   792    $   221
                                                              =======     =======    =======


Selected Financial Ratios:

                                                              Year Ended September 30,
                                                              1998      1997       1996
                                                             -------    -------    ------
                                                               (Dollars in thousands)
Performance ratios:
  Return on average assets                                     1.2%       1.1%        .3%
  Return on average equity                                     6.8        5.8        3.9
  Interest rate spread (1)                                     3.4        3.0        3.0
  Net interest margin (2)                                      4.1        3.8        3.3
  Ratio of noninterest expenses to average assets              2.4        2.2        2.8
Average equity to average assets                              17.3       19.1        9.0
Average interest-earning assets to average
  interest-bearing liabilities                               120.3      121.7      107.3

Assets quality ratios:
  Nonperforming assets to total assets (3)                      .2         .4         .2
  Nonperforming loans to total loans (3)                        .2         .6         .4
  Allowance for loan losses to total loans                     1.7        1.9        1.9
  Allowance for loan losses to nonperforming loans (3)       763.9      304.2      524.2


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


                           COMMON STOCK DATA



The Company's common stock began trading on the NASDAQ on December 23, 1996, under the symbol "SCBS." At September 30, 1998, there were 1,080,482 shares of the common stock outstanding and approximately 350 stockholders of record. The following table sets forth information as to high and low sales prices of the Company's common stock and cash dividends per share of common stock for the calendar quarters indicated.


                               Price Per Share      Dividends Per Share
                               ----------------     -------------------
                               High      Low         Regular   Special
                               ------    ------     --------   --------
   Fiscal 1998:
      First quarter            19.00     17.00        0.075     0.00
      Second quarter           20.00     17.50        0.000     2.50
      Third quarter            19.75     14.75        0.075     0.00
      Fourth quarter           17.75     14.75        0.075     0.00

   Fiscal 1997:
      First quarter            13.75     12.25        0.000     0.00
      Second quarter           13.50     13.00        0.075     0.00
      Third quarter            14.63     13.50        0.075     0.00
      Fourth quarter           16.75     14.75        0.075     0.00


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS


General

The principal business of the Association consists of accepting deposits from the general public and investing those funds in loans secured by one- to four-family residential properties located in the Association's primary market area and loans for other general purposes to individuals and businesses. The Association's securities portfolio consists primarily of U.S. Treasury notes and government agency securities and mortgage-backed securities.

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

The Association is significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing, and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, and the level of personal income and savings within the Association's market. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions, and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds, and various other items. Sources of funds for lending activities of the Association include deposits and income provided from operations.

Changes in Financial Condition

At September 30, 1998, the Company's assets totaled $66.8 million, as compared to $70.9 million at September 30, 1997. Total assets decreased by $4.1 million, or 5.7%, from September 30, 1997 to September 30, 1998. The decrease in total assets during this period resulted from funding of a $2.2 million special dividend in the form of a return of capital, $1.3 million in stock purchased for benefit plan trusts and contributions to benefit plan trusts, and the purchase of $800,000 in treasury stock. This was reflected in decreases in interest bearing deposits of $2.4 million, mortgage-backed securities of $700,000 and investment securities of $5.4 million. The decreases in investment and mortgage-backed securities were primarily due to maturities and significant prepayments due to the decreasing rate environment. These decreases were partially offset by a $1.0 million increase in fed funds sold and a $2.8 million increase in loans. The increase in loans reflected the Company's continued emphasis to invest excess funds in loans, especially one-to-four family residential loans.

During the fiscal year ended September 30, 1998, total deposits remained relatively constant, decreasing by only $300,000, or 0.6%, to $55.6 million. Total equity decreased by $3.4 million, primarily as a result of the special dividend, the contribution to benefit plan trusts and the purchase of treasury stock.

Results of Operations for the Years Ended September 30, 1998, 1997, and 1996

The Company had net income of $823,000 for the year ended
September 30, 1998 compared to net income of $792,000 for fiscal 1997. The $823,000 in net income represented a 4.0% increase over fiscal 1997. The Company's net income of $792,000 for the fiscal year ended September 30, 1997 represented an increase of $571,000 or 258.3%, from fiscal 1996. This increase from fiscal 1996 to fiscal 1997 was primarily the result of the SAIF assessment during 1996.

Total interest income increased by $197,000, or 7.5%, in fiscal year ended September 1998 compared to fiscal year ended September 30, 1997. The increase was primarily the result of an increase in the average yield on interest earning assets, primarily on loans.

Interest income increased by $735,000, or 39.2%, during the fiscal year ended September 1997 compared to fiscal 1996. Such increase was due primarily to an increase in interest income as a result of investing the stock offering proceeds in the average balance of deposits. The decrease in deposits was the result of withdrawals from deposit accounts maintained with the association for payment of the Company's common stock during the stock offering.

Provision for Loan Losses

The Association did not record a provision for loan losses during the fiscal year ended September 30, 1998 or 1997 compared to a $190,000 provision during fiscal 1996. The provision in fiscal 1996 was made in order to adjust the allowance for the increased volume of mortgage loans as well as the expansion of consumer and commercial lending. Favorable charge-off experience since that time has not warranted additions to the allowance. Commercial and consumer loans traditionally have higher rates of default and are secured by collateral that often depreciates or is less liquid than the real estate securing mortgage loans.

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

Non-Interest Income

Non-interest income declined slightly to $180,000 in fiscal 1998. Non-interest income amounted to $187,000 for the fiscal year ended September 30, 1997 compared to $242,000 for fiscal 1996. The primary differences in non-interest income between fiscal 1998 and fiscal 1997 and between fiscal 1997 and fiscal 1996 were from reductions in fees from deposit accounts.

Non-Interest Expenses

Non-interest expenses amounted to $1.7 million during the fiscal year ended September 30, 1998, a $129,000, or 8.2%, increase over the $1.6 million of non-interest expenses during the year ended September 30, 1997. The primary reason for the increase in non-interest expenses in fiscal 1998 compared to fiscal 1997 was implementation of the Management Retention Plan ("MRP") during fiscal 1998. The primary reason for the decrease in non-interest expenses in fiscal 1997 compared to fiscal 1996 was the 1996 one-time special assessment of $370,000 on SAIF insured deposits as of March 31, 1996 which was partially offset by the $150,000 increase in compensation and benefits which resulted from increased personnel, merit raises, and $95,000 in ESOP expense which was new in fiscal 1997.

Income Taxes

The provisions for income taxes were $466,000, $437,000, and $118,000 in fiscal 1998, 1997, and 1996, respectively. The changes in such respective amounts primarily reflect the fluctuations in levels of income before income taxes of the Company during those fiscal years of $1,289,000, $1,229,000, and $339,000, respectively.

Net Interest Income

The Company's net interest income is determined by its interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Total interest income increased by $188,000, or 3.7%, in the fiscal year ended September 30, 1998 compared to fiscal 1997. The increase was due primarily to an increase in interest on loans of $479,000 resulting from an increase in loan volume. Interest income from other interest earning assets decreased $291,000 as the average balances decreased.

Total interest income increased by $406,000, or 8.8%, in the fiscal year ended September 30, 1997 compared to fiscal 1996. The increase was due primarily to an increase in income and dividends on securities held to maturity and securities available for sale (including mortgage-backed securities and investment securities) increased $156,000, or 14.9% resulting from an increase in the average balances resulting from investing the stock offering proceeds. Interest income from other interest earning assets increased $159,000, or 77.9%, as the average balance increased due to investing the proceeds from the stock offering.

Liquidity and Capital Resources

The Association is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency, and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At September 30, 1998, the Association's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

Cash was generated by the Association's operating activities during the years ended September 30, 1998 and 1997 primarily as a result of net income. The adjustments to reconcile net income to cash provided by operating activities during the periods presented consisted primarily of amortization of premiums and discounts, proceeds from the sale of loans, and increases or decreases in interest and dividends receivable, prepaid income taxes, accrued interest payable, and accrued expenses and other liabilities. The primary investing activity of the Association is lending, which is funded with cash provided by operations, as well as principal collections and maturities of interest-bearing deposits in banks. For additional information about cash flows from the Association's operating, financing, and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

At September 30, 1998, the Association had outstanding $691,000 in undisbursed portion of mortgage loans. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 1999 was $24.3 million. The Association believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If the Association requires funds beyond its internal funding capabilities, advances from the FHLB of Atlanta are available as an additional source of funds.

The Association is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated thereunder by the OTS. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement, and a risk-based requirement. At September 30, 1998, the Association's tangible and core capital totaled $10.8 million, or 15.8% of adjusted total assets, which exceeded the respective minimum requirements at that date by approximately $9.8 million and $8.8 million, respectively, or 14.3% and 12.8%, respectively. The Association's risk-based capital totaled $11.3 million at September 30, 1998, or 29.5% of risk-weighted assets, which exceeded the current requirement of 8% by approximately
$8.2 million, or 21.5% of risk-weighted assets.

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

Year 2000 Problem

A great deal of information has been disseminated about the global computer crash that may occur in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900. All of the significant data processing of the Association that could be affected by this problem is provided by a third party service bureau. The service bureau of the Association has advised the Association that it expects to resolve this potential problem before the year 2000. However, if the service bureau is unable to resolve this potential problem in time, the Association would likely experience significant data processing delays, mistakes, or failures. These delays, mistakes, or failures could have a material adverse impact on the financial condition and results of operations of the Association.

Risks to the Company if its computer system are not year 2000 compliant include the inability to process customer deposits or checks drawn on the Association, inaccurate interest accruals, and maturity dates of loans and time deposits, and the inability to update accounts for daily transactions. Other risks to the Company exist if certain of its vendors', suppliers', and customers' computer systems are not Year 2000 compliant. These risks include the inability of the Association to communicate with its third party service bureau if phone systems are not working, the interruption of business in the event of power outages, the inability of loan customers to comply with repayment terms if their businesses are interrupted, the inability to make payment for checks drawn on the Association, receive payment for checks deposited by the Association's customers, or invest excess funds if the Federal Home Loan Bank or correspondent banks are not Year 2000 compliant. The Company's most important mission critical system is the software and hardware responsible for maintaining and processing general ledger, deposits, and loan accounts. The Company's Year 2000 Compliance and Contingency Plans are structured in accordance with the OTS and the FFIEC guidelines. Remediation and testing efforts relating to the Year 2000 are on schedule and are expected to be completed by December 1998. The Company has contacted its key vendors, suppliers, and customers to determine their Year 2000 compliance. The Company estimates that the cost of testing and updating its systems for Year 2000 compliance will not be material.

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

The table also presents information for the periods indicated and at September 30, 1998 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets." which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.


                                                                                      Year Ended September 30,
                                                                 ----------------------------------------------------------------
                                                                              1998                              1997
                                                                 ------------------------------     -----------------------------
                                                                 Average                Yield/      Average                Yield/
                                                                 Balance    Interest     Rate       Balance    Interest    Rate
                                                                 --------   --------    -------     --------   --------   -------
                                                                                       (Dollars in Thousands)

Interest-earning assets:
  Interest-bearing deposits in other financial institutions      $  9,445    $   483      5.12%     $  7,540    $  363      4.81%
  Investment securities and FHLB stock                              7,082        414      5.84        13,134       731      5.57
  Mortgage-backed securities                                        6,521        381      5.85         8,035       475      5.91
  Loans receivable                                                 45,478      3,958      8.70        40,609     3,479      8.57
                                                                 --------   --------                --------   --------
     Total interest-earning assets                                 68,526      5,236      7.64        69,318    $5,048      7.28
Non-interest-earning assets                                         1,325                              1,859
                                                                 --------                           --------
     Total assets                                                $ 69,851                           $ 71,177
                                                                 ========                           ========
Interest-bearing liabilities                                     $ 56,949      2,426      4.26      $ 56,950     2,435      4.28
Non-interest-bearing liabilities                                      839                                648
                                                                 --------                           --------
     Total liabilities                                             57,788                             57,598
                                                                 --------                           --------
Equity                                                             12,063                             13,579
                                                                 --------                           --------
     Total liabilities and retained earnings                     $ 69,851                           $ 71,177
                                                                 ========    --------               ========    ------
Net interest income                                                          $ 2,810                            $2,613
                                                                             ========                           ======
Interest rate spread                                                                      3.38%                             3.00%
                                                                                        =======                           =======
Net interest margin (net interest income as a percentage
 of average interest-earning assets)                                                      4.10%                             3.77%
                                                                                        =======                           =======
Average interest-earning assets to average interest-bearing
 liabilities                                                                            120.33%                           121.72%
                                                                                        =======                           =======

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


                                                                          Year Ended September 30,
                                              ---------------------------------------------------------------------------------
                                                      1998 Compared to 1997                       1997 Compared to 1996
                                              ------------------------------------     ----------------------------------------
                                               Increase     Increase                    Increase       Increase
                                              (Decrease)   (Decrease)     Total       (Decrease)     (Decrease)       Total
                                                Due to       Due to      Increase        Due to         Due to        Increase
                                                 Rate        Volume     (Decrease)        Rate          Volume       (Decrease)
                                               --------     --------    ----------     ----------    ----------      ----------
                                                                             (In thousands)
Interest income attributable to:
  Interest-bearing deposits in other
    financial institutions                       $ 24       $   96        $ 120        $   (4)           $163          $ 159
  Investment securities                            38         (355)        (317)           (2)            151            149
  Mortgage-backed securities                       (5)         (89)         (94)           (2)              9              7
  Loans receivable                                 56          423          479             1              90             91
                                                 -----      -------       ------       -------          ------        -------
     Total interest income                        113           75          188            (7)            413            406
                                                 -----      -------       ------       -------          ------        -------
Interest expense attributable to:
  Deposits                                         (9)           0           (9)         (103)            (36)          (139)
                                                 -----      -------       ------       -------          ------        -------
Increase (decrease) in net interest income       $122       $   75        $ 197        $   96            $449          $ 545
                                                 =====      =======       ======       =======          ======        =======


               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To Southern Community Bancshares, Inc.:


We have audited the accompanying consolidated statements of financial condition of SOUTHERN COMMUNITY BANCSHARES, INC. (a Delaware corporation) AND SUBSIDIARY as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended
September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Community Bancshares, Inc. and subsidiary as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.



                                        ARTHUR ANDERSEN LLP



Birmingham, Alabama
November 4, 1998


               SOUTHERN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           SEPTEMBER 30, 1998 AND 1997


                                     ASSETS

                                                                                       1998           1997
                                                                                  -------------   -------------
CASH AND DUE FROM BANKS                                                           $  1,614,385    $    579,544

INTEREST BEARING DEPOSITS IN BANKS                                                   7,976,978       9,307,720

INVESTMENT SECURITIES AVAILABLE-FOR-SALE, at fair value                              2,554,087       7,412,925

MORTGAGE-BACKED SECURITIES AVAILABLE-FOR-SALE, at fair value                         6,038,694       5,583,924

INVESTMENT SECURITIES HELD-TO-MATURITY, fair value of $1,004,116
   and $1,492,141, respectively                                                        999,042       1,498,407

MORTGAGE-BACKED SECURITIES HELD-TO-MATURITY, fair value
   of $854,528 and $2,033,126, respectively                                            837,224       2,026,416

LOANS RECEIVABLE, net                                                               45,846,372      42,998,875

ACCRUED INTEREST RECEIVABLE                                                            406,034         469,453

PREMISES AND EQUIPMENT, net                                                            297,708         545,564

INCOME TAXES RECEIVABLE                                                                203,275         185,579

OTHER ASSETS                                                                            46,420         276,604

                                                                                  -------------   -------------
     Total assets                                                                 $ 66,820,219    $ 70,885,011
                                                                                  =============   =============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS                                                                          $ 55,557,060    $ 55,874,668

ACCRUED INTEREST PAYABLE                                                                90,261         102,304

ACCRUED EXPENSES AND OTHER LIABILITIES                                                  72,371         437,922
                                                                                  -------------   -------------
     Total liabilities                                                              55,719,692      56,414,894
                                                                                  -------------   -------------
COMMITMENTS AND CONTINGENCIES

PREFERRED STOCK, par value $.01, no shares issued, 100,000 shares authorized                 0               0

COMMON STOCK, par value $.01 per share, 3,000,000 shares authorized,
   1,137,350 shares issued and outstanding                                              11,374          11,374

ADDITIONAL PAID-IN CAPITAL                                                          10,807,847      10,786,689

RETAINED EARNINGS, substantially restricted                                          4,865,649       6,445,252

TREASURY STOCK, at cost, 56,868 shares                                                (830,891)              0

UNEARNED COMPENSATION                                                               (3,771,076)     (2,736,893)

UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES, net of deferred taxes          17,624         (36,305)
                                                                                  -------------   -------------
     Total stockholders' equity                                                     11,100,527      14,470,117
                                                                                  -------------   -------------
     Total liabilities and stockholders' equity                                   $ 66,820,219    $ 70,885,011
                                                                                  =============   =============

  The accompanying notes are an integral part of these consolidated statements.




               SOUTHERN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY


                        CONSOLIDATED STATEMENTS OF INCOME

             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996


                                                                       1998            1997            1996
                                                                     ----------     ----------       ----------
INTEREST INCOME:
   Interest and fees on loans                                        $3,958,307     $3,479,134       $3,387,699
   Interest and dividends on investment securities                      413,368        730,798          581,317
   Interest on mortgage-backed and related securities                   381,347        475,408          468,809
   Other interest income                                                483,187        362,505          203,800
                                                                     ----------     ----------       ----------
     Total interest income                                            5,236,209      5,047,845        4,641,625

INTEREST EXPENSE--DEPOSITS                                            2,426,019      2,434,567        2,573,461
                                                                     ----------     ----------       ----------
     Net interest income before provision
       for loan losses                                                2,810,190      2,613,278        2,068,164

PROVISION FOR LOAN LOSSES                                                     0              0          190,170
                                                                     ----------     ----------       ----------
     Net interest income after provision
       for loan losses                                                2,810,190      2,613,278        1,877,994
                                                                     ----------     ----------       ----------
NONINTEREST INCOME:
   Service charges on deposit accounts                                  175,677        182,225          234,963
   Income (loss) from real estate operations, net                             0              0              838
   Gain on sale of premises and equipment                                 1,313              0            1,500
   Other                                                                  2,807          5,224            4,958
                                                                     ----------     ----------       ----------
     Total non-interest income                                          179,797        187,449          242,259
                                                                     ----------     ----------       ----------
NONINTEREST EXPENSE:
   Compensation and benefits                                          1,015,113        869,414          719,704
   Occupancy and equipment                                              173,374        171,158          180,007
   SAIF deposit insurance                                                35,565         50,310          498,942
   Data processing                                                      140,541        119,329          118,208
   Professional fees                                                     54,854         55,564           45,243
   Other                                                                281,630        306,388          219,137
                                                                     ----------     ----------       ----------
     Total non-interest expense                                       1,701,077      1,572,163        1,781,241
                                                                     ----------     ----------       ----------
     Income before income taxes                                       1,288,910      1,228,564          339,012

INCOME TAX EXPENSE                                                      465,510        436,723          118,024
                                                                     ----------     ----------       ----------
     Net income                                                      $  823,400     $  791,841       $  220,988
                                                                     ==========     ==========       ==========
BASIC EARNINGS PER SHARE                                                   $.91           $.66              N/A
                                                                     ==========     ==========       ==========
DILUTED EARNINGS PER SHARE                                                 $.87           $.66              N/A
                                                                     ==========     ==========       ==========


  The accompanying notes are an integral part of these consolidated statements.




               SOUTHERN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996


                                                                                                          Unrealized
                                                                                                          Gain (Loss)
                                                                                                             on
                                                                                                          Available
                                                                                                           for Sale
                                                                                                          Securities,
                                                   Additional                                               Net of
                                        Common      Paid-In       Retained       Unearned      Treasury    Deferred
                                        Stock       Capital       Earnings     Compensation     Stock       Taxes         Total
                                        -------   -----------     ----------   -----------     ---------  ----------   ----------
BALANCE, September 30, 1995             $     0   $         0    $ 5,650,521   $         0    $       0   $ (44,934)  $ 5,605,587

  Net income                                  0             0        220,988             0            0           0       220,988
  Change in net unrealized gain
    (loss) on securities
    available-for-sale, net                   0             0              0             0            0    (141,794)     (141,794)
                                        -------   -----------     ----------   -----------     ---------  ----------   ----------
BALANCE, September 30, 1996                   0             0      5,871,509             0            0    (186,728)    5,684,781

  Net income                                  0             0        791,841             0            0           0       791,841
  Change in unrealized gain (loss)
    on securities
    available-for-sale, net                   0             0              0             0            0     150,423       150,423
  Issuance of common stock               11,374    10,752,273              0      (909,880)           0           0     9,853,767
  Amortization of unearned
    compensation                              0        34,416                       60,824                        0        95,240
  Repurchase of stock for stock
    plan trusts                               0                            0    (1,878,680)           0           0    (1,878,680)
  Contribution to plan trust                  0             0              0        (9,157)           0           0        (9,157)
  Dividends declared ($.225 per share)        0                     (218,098)                                     0      (218,098)
                                        -------   -----------     ----------   -----------     ---------  ----------   ----------
BALANCE, September 30, 1997              11,374    10,786,689      6,445,252    (2,736,893)           0     (36,305)   14,470,117

  Net income                                  0             0        823,400             0            0           0       823,400
  Change in unrealized gain (loss)
    on securities
    available-for-sale, net                   0             0              0             0            0      53,929        53,929
  Amortization of unearned
    compensation                              0        21,158              0       225,213            0           0       246,371
  Repurchase of stock for stock
    plan trusts                               0             0              0      (563,120)           0           0      (563,120)
  Purchase of treasury stock                  0             0              0             0     (830,891)          0      (830,891)
  Contribution to plan trust                  0             0              0      (696,276)           0           0      (696,276)
  Dividends declared ($2.725 per share)       0             0     (2,403,003)            0            0           0    (2,403,003)
                                        -------   -----------    -----------   -----------     ---------  ----------   ----------
BALANCE, September 30, 1998             $11,374   $10,807,847    $ 4,865,649   $(3,771,076)   $(830,891)  $  17,624   $11,100,527
                                        =======   ===========    ===========   ===========     =========  ==========   ==========


  The accompanying notes are an integral part of these consolidated statements.


               SOUTHERN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996


                                                                                            1998          1997          1996
                                                                                        ------------  ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                            $   823,400   $   791,841    $   220,988
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                             84,746        82,388         82,388
    Amortization and accretion on securities                                                 39,634       (35,252)       (49,120)
    Amortization of unearned ESOP                                                           246,371        95,240              0
    Amortization of net deferred loan origination fees and costs                            (70,023)      (47,407)       (42,452)
    Provision (benefit) for deferred income taxes                                           (57,499)      122,904       (198,635)
    Provision for loan losses                                                                     0             0        190,170
    Loss on sale of foreclosed real estate, net                                                   0             0            291
    Gain on sale of premises and equipment, net                                              (1,313)            0         (1,500)
    Change in assets and liabilities:
      Increase (decrease) in income taxes receivable/payable                                  7,781       (81,822)       (98,442)
      Increase (decrease) in accrued interest receivable                                     63,419       (37,443)       (48,029)
      Decrease (increase) in other assets                                                   230,184       363,435       (536,612)
      Decrease in accrued interest payable                                                  (12,043)       (6,461)        (4,513)
      Increase (decrease) in accrued expenses and other liabilities                        (280,250)     (576,802)       693,579
                                                                                        ------------  ------------   ------------
        Total adjustments                                                                   251,007      (121,220)       (12,875)
                                                                                        ------------  ------------   ------------
        Net cash provided by operating activities                                         1,074,407       670,621        208,113
                                                                                        ------------  ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities/calls of investment securities available-for-sale              4,950,000     3,620,636      1,000,000
  Proceeds from maturities/calls of investment securities held-to-maturity                  500,000     2,760,000      3,950,497
  Purchases of investment securities available-for-sale                                           0    (5,272,915)    (4,102,853)
  Purchases of investment securities held-to-maturity                                             0             0              0
  Net loan repayments (originations)                                                     (2,777,474)   (3,350,673)    (1,217,051)
  Proceeds from maturities of mortgage-backed securities available-for-sale               1,647,192     1,072,607        672,582
  Proceeds from maturities of mortgage-backed securities held-to-maturity                 1,183,680       474,148        650,497
  Purchases of mortgage-backed securities available-for-sale                             (2,141,930)     (500,825)    (4,492,120)
  Capital expenditures                                                                      (35,007)      (24,674)       (84,678)
  Proceeds from sale of foreclosed real estate                                                    0             0         43,924
  Proceeds from sale of fixed assets                                                        199,430             0          1,500
                                                                                        ------------  ------------   ------------
        Net cash provided by (used in) investing activities                               3,525,891    (1,221,696)    (3,577,702)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in deposits                                                          (317,608)   (1,263,034)     1,129,732
  Net proceeds from public stock offering                                                         0     9,853,767              0
  Repurchase of stock for stock plan trusts                                                (563,120)   (1,878,680)             0
  Contributions to plan trusts                                                             (696,276)       (9,157)             0
  Payment of dividends                                                                   (2,488,304)     (132,797)             0
  Purchase of treasury stock                                                               (830,891)            0              0
                                                                                        ------------  ------------   ------------
        Net cash provided by (used in) financing activities                              (4,896,199)    6,570,099      1,129,732

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       (295,901)    6,019,024     (2,239,857)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            9,887,264     3,868,240      6,108,097
                                                                                        ------------  ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                $ 9,591,363   $ 9,887,264    $ 3,868,240
                                                                                        ============  ============   ============
SUPPLEMENTAL DISCLOSURES:
  Cash paid for:
    Interest on deposits                                                                $ 2,438,062   $ 2,341,955    $ 2,577,974
    Income taxes                                                                            510,979       339,991        418,241
  Transfers from loans to real estate acquired through foreclosure                            7,306             0         38,771
                                                                                        ============  ============   ============
CHANGE IN UNREALIZED NET LOSS ON SECURITIES AVAILABLE-
  FOR-SALE, net of deferred taxes                                                       $    53,929   $   150,423    $   141,794
                                                                                        ============  ============   ============

  The accompanying notes are an integral part of these consolidated statements.


          SOUTHERN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY


                     NOTES TO FINANCIAL STATEMENTS

                      SEPTEMBER 30, 1998 AND 1997



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

The Association received its federal charter in 1905 and was converted to a federally chartered stock organization on December 23, 1996 through the sale of all of its common stock to the Company. The Association is primarily engaged in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage loans or single family real estate and, to a lesser extent, in consumer loans. The Association operates from its two offices in the primary market area of Cullman County, Alabama.

The accompanying consolidated financial statements include the accounts of the Company, and the Association. All significant intercompany balances and transactions have been eliminated in consolidation.

   Use of Estimates

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

   Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits in banks, and federal funds sold. Federal funds are generally purchased and sold for one-day periods.

   Investment and Mortgage-Backed Securities

Securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts on the constant effective yield method. Management has the positive intent and the Company has the ability to hold these securities to maturity. Available-for-sale securities are carried at fair value, except for FHLB required stock holding which are carried at cost, and include all equity securities and debt not classified as held-to-maturity or trading. Trading securities are those held principally for the purpose of selling in the near future and are carried at fair value. The Company does not currently have any trading securities.

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

Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a provision added to the allowance for loan losses. Because on the Company's loan portfolio primarily consists of one-to-four family residential mortgages and consumer installment loans that are evaluated collectively for impairment, the Company had no loans designated as impaired under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114 at September 30, 1998 or 1997.

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

   Income Taxes

The Company accounts for income taxes through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

   Treasury Stock

Treasury stock purchases and sales are accounted for using the cost method.

   Pending Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting of Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components (revenues expenses, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted.
Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management will provide this additional disclosure in the coming year.

In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. Management believes there will be no material effect on the consolidated financial statements from the adoption of this pronouncement.

The AICPA has issued Statements of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. This statement requires capitalization of external direct costs of materials and services; payroll and payroll-related costs for employees directly associated; and interest costs during development of computer software for internal use (planning and preliminary costs should be expensed). Also, capitalized costs of computer software developed or obtained for internal use should be amortized on a straight-line basis unless another systematic and rational basis is more representative of the software's use. This statement is effective for financial statements for fiscal years beginning after December 15, 1998 (prospectively) and is not expected to have a material effect on the consolidated financial statements.

The FASB has issued SFAS No. 133, Accounting for Derivative Instruments for Hedging Activities. The statement requires derivatives to be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met. This statement is effective for fiscal years beginning after June 15, 1999 (prospectively) and is not expected to have a material effect on the consolidated financial statements.

   Financial Statement Reclassification

The financial statements for prior years have been reclassified in order to conform with the 1998 financial statement presentation. The reclassification did not change total assets or net income in the prior year.


2.    EARNINGS PER SHARE

In 1998, the Company adopted SFAS No. 128, Earnings Per Share, effective December 15, 1997. Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended September 30, 1998, and 1997. Common stock outstanding consists of issued shares less unallocated ESOP shares, and shares owned by the MRP and Stock Option Plan Trust. Earnings per share for the period from December 23, 1996, the date of Conversion, to September 30, 1997, have been computed based on the earnings during that period and on the weighted average number of shares of common stock and common stock equivalents outstanding during that period. The weighted average number of shares used for the period from December 23, 1996 through September 30, 1997, was 975,727. Diluted earnings per share for this period was the same as basic earnings per share because there were no dilutive securities outstanding during the period.

The following table represents the earnings per share calculations for the years ended September 30, 1998 and 1997:

                                                                        Per
                                                                        Share
                                                  Income      Shares    Amount

 September 30, 1998:
   Net income                                    $823,400
   Basic earnings per share:
     Income available to common shareholders      823,400    909,123    $.91
                                                                        ====
   Dilutive securities                                  0     37,005
                                                 --------    -------
   Diluted earnings per share                    $823,400    946,128    $.87
                                                 ========    =======    ====
 September 30, 1997:
   Net income for the period December 23,
     1996 to September 30, 1997                  $623,652
   Basic earnings per share:
     Income available to common shareholders      643,652    975,727    $.66
                                                                        ====
   Dilutive securities                                  0          0
                                                 --------    -------
   Diluted earnings per share                    $643,652    975,727    $.66
                                                 ========    =======    ====

3.    INVESTMENT AND MORTGAGE-BACKED SECURITIES

Details of securities are as follows:

                                                                                    September 30, 1998
                                                                                      Gross        Gross
                                                                    Amortized      Unrealized    Unrealized    Estimated
                                                                       Cost          Gains        Losses      Fair Value
                                                                  ------------      --------     ---------    ------------
Available-for-sale:
  U.S. Treasury and federal agencies                              $ 1,977,968       $ 6,319      $      0     $ 1,984,287
  Equity securities                                                   140,000             0             0         140,000
  Federal Home Loan Bank stock                                        429,800             0             0         429,800
                                                                  ------------      --------     ---------    ------------
  Investment securities                                             2,547,768         6,319             0       2,554,087
  Mortgage-backed securities                                        6,018,319        20,375             0       6,038,694
                                                                  ------------      --------     ---------    ------------
      Total                                                       $ 8,566,087       $26,694      $      0     $ 8,592,781
                                                                  ============      ========     =========    ============
Held-to-maturity:
  U.S. Treasury and federal agencies                              $   849,042       $     0      $   (401)    $   848,641
  Obligations of state and political subdivisions                     150,000         5,475             0         155,475
                                                                  ------------      --------     ---------    ------------
  Investment securities                                               999,042         5,475          (401)      1,004,116
  Mortgage-backed securities                                          837,224        17,304             0         854,528
                                                                  ------------      --------     ---------    ------------
      Total                                                       $ 1,836,266       $22,779      $   (401)    $ 1,858,644
                                                                  ============      ========     =========    ============

                                                                                     September 30, 1997
                                                                                     Gross        Gross
                                                                    Amortized     Unrealized    Unrealized    Estimated
                                                                       Cost          Gains        Losses      Fair Value
                                                                  ------------      --------     ---------    ------------
Available-for-sale:
  U.S. Treasury and federal agencies                              $ 6,980,741       $ 2,384      $      0     $ 6,983,125
  Equity securities                                                         0             0             0               0
  Federal Home Loan Bank stock                                        429,800             0             0         429,800
                                                                  ------------      --------     ---------    ------------
  Investment securities                                             7,410,541         2,384             0       7,412,925
  Mortgage-backed securities                                        5,643,733         4,503       (64,312)      5,583,924
                                                                  ------------      --------     ---------    ------------
      Total                                                       $13,054,274       $ 6,887      $(64,312)    $12,996,849
                                                                  ============      ========     =========    ============
Held-to-maturity:
  U.S. Treasury and federal agencies                              $ 1,348,407       $     0      $(14,869)    $ 1,333,538
  Obligations of state and political subdivisions                     150,000         8,603             0         158,603
                                                                  ------------      --------     ---------    ------------
  Investment securities                                             1,498,407         8,603       (14,869)      1,492,141
  Mortgage-backed securities                                        2,026,416        20,084       (13,374)      2,033,126
                                                                  ------------      --------     ---------    ------------
      Total                                                       $ 3,524,823       $28,687      $(28,243)    $ 3,525,267
                                                                  ============      ========     =========    ============


The amortized cost and estimated fair value of securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturity because borrowers may have the right to call or prepay obligations:

                                                                 September 30, 1998
                                                     Available-for-Sale            Held-to-Maturity
                                                  ------------------------    --------------------------
                                                   Amortized                   Amortized
                                                      Cost      Fair Value        Cost        Fair Value
                                                  ----------    ----------     -----------    -----------
 Due in one year or less                          $1,249,212    $1,253,744     $   350,000    $   349,891
 Due after one year through five years               753,756       755,543         649,042        654,225
 Due after five years through ten years                    0             0               0              0
 Due after ten years                                 544,800       544,800               0              0
                                                  ----------    ----------     -----------    -----------
                                                   2,547,768     2,554,087         999,042      1,004,116
 Mortgage-backed securities                        6,018,319     6,038,694         837,224        854,528
                                                  ----------    ----------     -----------    -----------
     Total                                        $8,566,087    $8,592,781      $1,836,266     $1,858,644
                                                  ==========    ==========     ===========    ===========

All mortgage-backed securities were issued by either U.S. government agencies (Government National Mortgage Association) or government-sponsored enterprises (Federal Home Loan Mortgage
Corporation or Freddie Mac). The mutual funds are backed primarily by Federal Home Loan Mortgage Association mortgage-backed securities and private issuer mortgage-backed securities.

During the year ended September 30, 1998, the Company sold mutual funds with a book and fair value of $1,870,636 with no gain or loss. There were no other sales of securities during the years ended
September 30, 1998 and 1997.

4.    LOANS RECEIVABLE, NET

Loans receivable are summarized as follows:

                                                September 30,     September 30,
                                                    1998               1997
                                                 ------------     ------------
Mortgage loans:
  Principal balances:
    Secured by 1-4 family residences             $27,972,399      $25,617,086
    Secured by nonresidential properties           8,384,027        8,077,000
    Secured by multifamily properties              2,514,375        4,172,496
    Construction loans                             1,357,500        1,266,600
                                                 ------------     ------------
                                                  40,228,301       39,133,182
    Less:
      Undisbursed portion of mortgage loans         (691,229)        (815,502)
      Net deferred loan origination fees            (161,971)        (169,738)
                                                 ------------     ------------
        Total mortgage loans                      39,375,101       38,147,942

Commercial loans                                   3,658,012        2,293,540
Consumer loans:
  Principal balances:
    Loans secured by automobiles                   1,477,235        1,534,822
    Loans secured by savings accounts                518,366          518,173
    Other                                          1,607,372        1,310,362
                                                 ------------     ------------
        Total consumer loans                       3,602,973        3,363,357
                                                 ------------     ------------
        Total loans                               46,636,086       43,804,839
    Less allowance for loan losses                   789,714          805,964
                                                 ------------     ------------
Loans receivable, net                            $45,846,372      $42,998,875
                                                 ============     ============

In the ordinary course of business, the Company makes loans to officers, directors, employees, and other related parties of the Company. Management believes that these loans are made on substantially the same terms as those prevailing for comparable transactions with others and that they do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans and commitments at September 30, 1998 and 1997 were $1,020,000 and $1,035,000, respectively. During the year ended September 30, 1998, new loans totaled $423,000 and repayments were $438,000.

Activity in the allowance for loan losses is summarized as follows:

                                    1998        1997         1996
                                   ---------   --------     ---------
Balance at beginning of year       $805,964    $802,034     $623,638
Provision charged to income               0           0      190,170
Charge-offs                         (23,917)    (55,878)     (20,141)
Recoveries                            7,667      59,808        8,367
                                   ---------   --------     ---------
   Balance at end of year          $789,714    $805,964     $802,034
                                   =========   ========     =========

The Company had loans on nonaccrual status of approximately $103,000 and $265,000 at September 30, 1998 and 1997, respectively. Interest income foregone on these nonaccrual loans was not significant for fiscal years 1998 and 1997.


5.    LOAN SERVICING

The Company originates and services mortgage loans for Freddie Mac. Mortgage loans serviced for Freddie Mac are not included in the accompanying statements of financial condition. Unpaid principal balances of serviced loans totaled $4,202,781 at September 30, 1998 and $1,723,251 at September 30, 1997. The serviced loans were sold without recourse.


6.    ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at September 30 is summarized as follows:

                                               1998       1997
                                             --------   --------
      Investment securities                 $  62,816   $116,948
      Mortgage-backed securities               36,206     41,333
      Loans receivable                        307,012    311,172
                                             --------   --------
           Total                             $406,034   $469,453
                                             ========   ========


7.   PREMISES AND EQUIPMENT

A summary of premises and equipment at September 30 is as follows:

                                                       1998             1997
                                                   ------------     -----------

Land                                               $     62,500     $   163,081
Buildings and improvements                              567,700         768,216
Leasehold improvements                                   30,166          30,166
Furniture, fixtures, and equipment                      771,374         736,366
                                                   ------------     -----------
                                                      1,431,740       1,697,829
Less accumulated depreciation and amortization        1,134,032       1,152,265
                                                   ------------     -----------
    Net premises and equipment                     $    297,708     $   545,564
                                                   ============     ===========

8.    DEPOSITS

Deposits are summarized as follows:
                                                September 30, 1998          September 30, 1997
                                               Amount       Percent         Amount       Percent
                                              -----------   -------         -----------  -------
Demand and NOW accounts, including
  noninterest-bearing deposits of
  $104,527 in 1998 and $93,914 in 1997        $10,375,612     18.7%         $10,561,301     18.9%
Money market accounts                           1,074,189      1.9            1,093,499      2.0
Passbook savings                                9,035,095     16.2            9,286,230     16.6
                                              -----------    ------         -----------    ------
                                               20,484,896     36.8           20,941,030     37.5
Certificates of deposit, rates from 2.51%
  to 6.60% in 1998 and 1997                    35,072,164     63.2           34,933,638     62.5
                                              -----------    ------         -----------    ------
      Total                                   $55,557,060    100.0%         $55,874,668    100.0%
                                              ===========    ======         ===========    ======

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $7,150,843 at September 30, 1998 and $6,578,414 at September 30, 1997. Deposits in excess of $100,000 are not federally insured.

Scheduled maturities of certificates of deposit are as follows:

                  Years Ending
                  September 30                  Amount

                      1999                   $24,322,553
                      2000                     5,732,301
                      2001                     3,778,514
                      2002                       621,550
                      2003                       617,246
                                             -----------
                                             $35,072,164
                                             ===========

Interest expense on deposits at September 30 are summarized as follows:

                                          1998           1997               1996
                                       -----------     -----------       -----------
      NOW accounts                     $  252,214      $  250,614        $  247,313
      Money market accounts                55,839          58,778            55,289
      Passbook savings                    216,857         250,510           240,093
      Certificates of deposit           1,903,411       1,877,771         2,033,947
      Withdrawal penalties                 (2,302)         (3,106)           (3,181)
                                       -----------     -----------       -----------
           Total                       $2,426,019      $2,434,567        $2,573,461
                                       ===========     ===========       ===========

The Company has pledged U.S. government and government agency obligations totaling $1,235,000 and $1,120,000 at September 30, 1998 and 1997, respectively, as collateral against certain large deposits.


9.    INCOME TAXES

The provisions for income taxes for the years ended September 30 are as follows:

                                    1998          1997        1996
                                  ---------    ---------   ----------
         Current:
           Federal                $431,664     $260,611    $ 286,824
           State                    91,345       53,208       29,835
                                  ---------    ---------   ----------
                                   523,009      313,819      316,659
         Deferred:
           Federal                 (47,805)     104,083     (180,222)
           State                    (9,694)      18,821      (18,413)
                                  ---------    ---------   ----------
                                   (57,499)     122,904     (198,635)
                                  ---------    ---------   ----------
              Total               $465,510     $436,723    $ 118,024
                                  =========    =========   ==========


The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes at September 30 were as follows:

                                                       1998          1997        1996
                                                     ---------    ---------    ---------
     Expected income tax expense at
       statutory federal tax rate                    $438,229     $417,712     $115,264
     Increase (decrease) resulting from:
       State income tax, net of federal benefit        53,890       47,539        7,539
       Tax-exempt interest income                     (23,302)     (41,063)      (2,639)
       Other, net                                      (3,307)      12,535       (2,140)
                                                     ---------    ---------    ---------
                                                     $465,510     $436,723     $118,024
                                                     =========    =========    =========
     Effective rate                                        36%          36%          36%
                                                     =========    =========    =========

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities at September 30 that give rise to significant portions of the net deferred tax asset relate to the following:

                                                             1998           1997
                                                          -----------   -----------
Deferred loan fees, net                                   $    4,167    $    8,333
Allowance for loan losses for financial reporting            296,753       296,753
Unrealized loss on securities available for sale                   0        18,703
Other                                                         53,007        47,913
                                                          -----------   -----------
    Deferred tax asset                                       353,927       371,702
Allowance for loan losses for the tax reserve in
 excess of base year                                         (42,546)      (56,881)
Depreciation                                                 (15,091)      (47,341)
Unrealized gain on securities available for sale              (9,070)            0
Other                                                        (35,419)      (45,405)
                                                          -----------   -----------
    Deferred tax liability                                  (102,126)     (149,627)
                                                          -----------   -----------
    Net deferred tax asset                                $  251,801    $  222,075
                                                          ===========   ===========



Thrift institutions, in determining taxable income, have historically been allowed special bad debt deductions based on specified experience formulae or on a percentage of taxable income before such deductions. On August 2, 1996, Congress passed the Small Business Job Protection Act that repealed the tax bad debt reserve method for thrifts effective for taxable years which began after December 31, 1996. As a result, thrifts must recapture into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. The Association is expected to recapture approximately $115,000; $43,000 tax effected, of its tax bad debt reserves into taxable income over the remaining four-year period as a result of this new law. The recapture has no effect on the Association's financial statements because the related tax expense has already been accrued.

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


10.   REGULATORY MATTERS

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table which follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 1998 and 1997, the Association meets all capital adequacy requirements to which it is subject.

As of September 30, 1998 and 1997, the most recent notification from the regulatory authorities categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table which follows.

Actual capital amounts and ratios are presented in the table below for the Association:


                                                                                                            To Be Well
                                                                                                         Capitalized Under
                                                                                     For Capital         Prompt Corrective
                                                                      Actual       Adequacy Purposes     Action Provisions
                                                               ------------------  ------------------    -----------------
                                                               Amount      Ratio    Amount    Ratio       Amount    Ratio
                                                               -------     ------  --------   -------    -------    ------
                                                                                  (Dollars in thousands)
September 30, 1998:
   Total capital (to risk weighted assets)                     $11,288     29.5%     $3,064     8.0%      $3,830     10.0%
   Tier 1 (core) capital (to risk weighted assets)              10,809     28.2         N/A     N/A        2,298      6.0
   Tier 1 (core) capital (to adjusted total assets)             10,809     15.8       2,048     3.0        3,413      5.0
   Tangible capital (to adjusted total assets)                  10,809     15.8       1,024     1.5          N/A      N/A

September 30, 1997:
   Total capital (to risk weighted assets)                     $10,699     30.4%     $2,817     8.0%      $3,522     10.0%
   Tier 1 (core) capital (to risk weighted assets)              10,259     29.1         N/A     N/A        2,113      6.0
   Tier 1 (core capital (to adjusted total assets)              10,259     15.1       2,044     3.0        3,407      5.0
   Tangible capital (to adjusted total assets)                  10,259     15.1       1,022     1.5          N/A      N/A


The following table is a reconciliation of the Association's stockholder's equity to tangible, Tier 1, and risk-based capital as required by the OTS:

                                                      1998       1997
                                                    --------   --------
                                                     (In thousands)

Stockholder's equity                                $10,827    $10,222
Net unrealized loss (gain) on debt securities
  available for sale                                    (18)        37
                                                    --------   --------
     Tangible and Tier 1 capital                     10,809     10,259
Allowance for loan losses                               479        440
                                                    --------   --------
     Total risk based capital                       $11,288    $10,699
                                                    ========   ========
Total assets                                        $67,285    $68,112
Adjusted total assets                                67,267     68,149
Total risk weighted assets                           38,297     35,218


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


11.   COMMITMENTS AND CONTINGENCIES

   Lease Commitment

The Association leases property utilized as a branch office under a long-term lease expiring March 31, 2000, at an annual rental of $15,409 plus taxes and maintenance. The Association has three 5-year options to renew with rentals adjusted to the consumer price index. Rent expense under this lease totaled $15,409 for the year ended September 30, 1998.

At September 30, 1998, projected minimum lease payments for years ending September 30 are as follows:

                     1999                       $15,409
                     2000                         7,705
                     2001                             0
                     2002                             0
                     2003                             0
                                                -------
                          Total                 $23,114
                                                =======

   Financial Instruments With Off-Balance-Sheet Risk

The Association does not engage in transactions involving options, standby letters of credit, financial guarantees, interest-rate swaps, and forward and future contracts. Further, the Association does not routinely issue loan commitments, other than undisbursed portions of construction loans, and had none outstanding at September 30, 1998 and 1997.

   Significant Group Concentrations of Credit Risk

The majority of the Association's business activity is with customers located in Cullman County and surrounding areas. While this area is heavily involved in agribusiness activities, there is significant diversified industry with no heavy concentration in any one industry.

   FDIC Assessment

The deposits of the Association are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers the deposits of state and national banks and certain state savings banks, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF achieved the required reserve rate, and, as discussed below, the FDIC reduced the average deposit insurance premium paid by BIF-insured banks to a level substantially below the average premium paid by savings institutions. Banking legislation was enacted September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions. The FDIC Board of Directors established a special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF assessable deposits held by affected institutions as of March 31, 1995. Based upon its level of SAIF deposits as of March 31, 1995, the Association paid a special assessment of approximately $370,000 during the fiscal year ended September 30, 1997. Upon recapitalization of the SAIF, premiums paid by SAIF-insured institutions were reduced.
The legislation also provides for the merger of the BIF and the SAIF, with such merger being conditioned upon the prior elimination of the thrift charter.

   Litigation

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Company.


12.   EMPLOYEE RETIREMENT AND SAVINGS PLANS

   Employee Stock Ownership Plan

In connection with the Conversion, the Association established an ESOP for eligible employees. The ESOP purchased 90,988 shares of the Company's common stock with the proceeds of a $909,880 note payable from the Association and secured by the Common Stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through 2006. Impact of this financing is eliminated in the consolidated financial statement presentation.

Expense related to the ESOP was approximately $160,000 and $61,000 for 1998 and 1997, respectively. Unearned compensation related to the ESOP was approximately $1.2 million and $930,000 at June 30, 1998 and 1997, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released.

   Management Recognition Plan

During fiscal 1998, the Association established a MRP which purchased 45,494 shares of the Company's common stock on the open market subsequent to the Conversion. The MRP provides for awards of common stock to directors and officers of the Association. The aggregate fair market value of the shares purchased by the MRP is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately $134,000 for 1998. Unearned compensation related to the MRP was approximately $600,000 for 1998 and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.


13.   STOCK-BASED COMPENSATION PLANS

The Company has a stockholder approved Option Plan. The Option Plan provides for the grant of incentive stock options ("ISO's") to employees and nonincentive stock options ("non-ISO's") to nonemployee directors. The Company utilizes the intrinsic value method of accounting for stock option grants. As the option price is considered to be equal to the fair value of the stock at the date of grant, no compensation cost is recognized.

The Company has adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock, and stock appreciation rights.

Under the Option Plan, the Company may grant options up to 113,735 shares and during 1998 granted options shares through September 30, 1998. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant's completion of each of five years of service

Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the year ended September 30, 1998:

             Net income:
                As reported                  $823,400
                Pro forma                     748,620

             Earnings per share:
                As reported:
                  Basic                          $.91
                  Diluted                         .82
                Pro forma:
                  Basic                           .87
                  Diluted                         .79

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 5, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

Unearned compensation related to the Option Plan was approximately $2.0 million at September 30, 1998 and is shown as a reduction of stockholders' equity in the accompanying statements of financial condition. A summary of the status of the Company's stock option plan at September 30, 1998 and the changes during the year then ended is as follows:

                                                           Weighted
                                                           Average      Option
                                                           Exercise      Price
                                                Shares      Price      Per Share
                                               -------     --------    ---------
       Outstanding at beginning of year              0      $  0.00     $  0.00
         Granted                               107,298        15.50       15.50
         Forfeitures                                 0         0.00        0.00
         Exercised                                   0         0.00        0.00
                                               -------       ------      ------
       Outstanding at end of year              107,298       $15.50      $15.50
                                               =======       ======      ======
       Exercisable at end of year                    0          N/A
                                               =======       ======
       Weighted average fair value of the
         options granted                         $5.92
                                               =======


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998: risk-free interest rate of 5.56%; expected life of the options is seven years from the date of grant and expected volatility and dividend yields of 17% and 2.99%, respectively.


14.   FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of September 30, 1998. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

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

   Commitments to Extend Credit

The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists and because such fee income is not material to the Company's financial statements at September 30, 1998 and 1997, the fair value of these commitments is not presented.

Many of the Company's assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate fair value. These items include cash and due from banks, interest-bearing bank balances, accrued interest receivable and payable, and similar assets. The estimated fair values of the Company's remaining on-balance sheet financial instruments as of September 30, 1998, are summarized below:

                                                                 1998                         1997
                                                      --------------------------    -------------------------
                                                       Carrying      Estimated       Carrying      Estimated
                                                        Value        Fair Value       Value       Fair Value
                                                      -----------    -----------    -----------   -----------
Financial Assets:
   Investment securities available for sale           $ 2,554,087    $ 2,554,087    $ 7,412,925   $ 7,412,925
   Mortgage backed and related securities
     available for sale                                 6,038,694      6,038,694      5,583,924     5,583,924
   Investment securities held-to-maturity                 999,042      1,004,116      1,498,407     1,492,141
   Mortgage backed and related securities
     held-to-maturity                                     837,224        854,528      2,026,416     2,033,126
   Loans, net                                          45,846,372     46,065,901     42,998,875    43,413,865
Financial Liabilities:
   Deposits                                            55,557,060     54,765,479     55,874,668    55,982,666


SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.


15.   STOCK CONVERSION

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

16.    PARENT COMPANY FINANCIAL STATEMENTS

Separate condensed financial statements of Southern Community
Bancshares, Inc. (the "Parent Company") as of and for the years ended September 30, 1998 and 1997 are presented below:


                   Statements of Financial Condition

                      September 30, 1998 and 1997

                     (Dollar amounts in thousands)

                                                          1998         1997
                                                        ---------     ---------
ASSETS:
   Cash and cash equivalents                            $    393      $    753
   Securities available for sale                             100         1,750
   Investment in subsidiary                               10,827        10,222
   Due from subsidiary                                         0         1,888
   Other assets                                               12            26
                                                        ---------     ---------
        Total assets                                    $ 11,332      $ 14,639
                                                        =========     =========

LIABILITIES:
   Other liabilities                                    $      0      $    169
   Due to subsidiary                                         231             0


STOCKHOLDERS' EQUITY:
   Common stock                                               11            11
   Additional paid-in capital                             10,808        10,787
   Retained earnings                                       4,866         6,445
   Treasury stock, at cost                                  (831)            0
   Unearned compensation                                  (3,771)       (2,737)
   Unrealized gain on securities available for
     sale, net                                                18           (36)
                                                        ---------     ---------
        Total stockholders' equity                        11,101        14,470
                                                        ---------     ---------
        Total liabilities and stockholders' equity      $ 11,332      $ 14,639
                                                        =========     =========




                         Statements of Income

            For the Years Ended September 30, 1998 and 1997

                     (Dollar amounts in thousands)


                                                     1998        1997
                                                     ------      ------
 INTEREST INCOME                                     $  86       $ 143

 OPERATING EXPENSE                                     158         151
                                                     ------      ------
 LOSS BEFORE INCOME TAXES AND EQUITY IN
   UNDISTRIBUTED CURRENT YEAR SUBSIDIARY
   EARNINGS                                            (72)         (8)

 INCOME TAX (BENEFIT) EXPENSE                           (5)          3
                                                     ------      ------
 LOSS BEFORE EQUITY IN UNDISTRIBUTED CURRENT
   YEAR SUBSIDIARY EARNINGS                            (77)         (5)

 EQUITY IN UNDISTRIBUTED CURRENT YEAR
   SUBSIDIARY EARNINGS                                 900         797
                                                     ------      ------
         Net income                                  $ 823       $ 792
                                                     ======      ======



                       Statements of Cash Flows

            For the Years Ended September 30, 1998 and 1997

                     (Dollar amounts in thousands)


                                                                       1998          1997
                                                                     --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                         $   823       $   792
  Equity in undistributed current year earnings of subsidiary            900           797
                                                                     --------      --------
                                                                         (77)           (5)
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Amortization of discounts on securities                              0            (1)
      Other changes in equity of subsidiary                               32             0
      (Increase) decrease in other assets                                 14           (26)
      Net change in due to/from subsidiary                             2,119        (1,888)
      Increase in other liabilities                                      (83)          169
                                                                     --------      --------
         Net cash provided by (used in) operating activities           2,005        (1,836)
                                                                     --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of securities available for sale                                0        (3,250)
  Proceeds from maturity of securities available for sale              1,650         1,500
                                                                     --------      --------
         Net cash provided by (used in) investing activities           1,650        (1,750)
                                                                     --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                                   0         9,854
  Purchase of Bank's common stock                                          0        (5,373)
  Repurchase of treasury stock                                          (831)            0
  Contributions to plan trusts of the Association                       (696)           (9)
  Dividends paid                                                      (2,488)         (133)
                                                                     --------      --------
         Net cash provided by (used in) financing activities          (4,015)        4,339
                                                                     --------      --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                360           753

CASH AND CASH EQUIVALENTS, beginning of year                             753             0
                                                                     --------      --------
CASH AND CASH EQUIVALENTS, end of year                               $   393       $   753
                                                                     ========      ========