Form 10KSB40, Exhibit 13
period 1999-09-30
SOUTHERN COMMUNITY BANCSHARES INC
filed 2000-01-03
CIK 1021011

EXHIBIT 13

Business of Southern Community Bancshares, Inc.

Southern Community Bancshares, Inc. (the "Holding Company"), a unitary savings and loan holding company incorporated under the laws of the State of Delaware, owns all of the issued and outstanding common shares of First Federal Savings and Loan Association of Cullman, a savings and loan association chartered under federal law (the "Association"). In December 1996, the Holding Company acquired all of the common shares issued by the Association upon its conversion from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Since its formation, the Holding Company's activities have been limited primarily to holding the common shares of the Association.

As a savings and loan holding company, the Holding Company is subject to regulation, supervision, and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings and loan association incorporated under federal law, the Association is subject to regulation, supervision, and examination by the OTS. The Association is also a member of the Federal Home Loan Bank (the "FHLB") of Atlanta.

Selected Financial Information and Other Data:
	At September 30,
	1999	1998	1997
	(Dollars in thousands)
Total amount of:
Assets	$62,785	$66,820	$70,885
Cash and interest-bearing time deposits in banks	4,118	9,591	9,887
Investment securities	8,149	3,553	8,911
Mortgage-backed securities	3,945	6,876	7,610
Loans receivable, net	44,838	45,846	42,999
Deposits	53,904	55,557	55,875
Equity	8,652	11,101	14,470

Summary of Earnings:
	Year Ended September 30,
	1999	1998	1997
	(Dollars in thousands)

Interest income	$4,827	$5,236	$5,048
Interest expense	2,211	2,426	2,435
Net interest income	2,616	2,810	2,613
Provision for loan losses	0	0	0
Net interest income after provision for loan losses	2,616	2,810	2,613
Non-interest income, net	102	180	188
Non-interest expense, net	1,745	1,701	1,572
Income before provision for income taxes	973	1,289	1,229
Income tax expense	391	466	437
Net income	$ 582	$ 823	$ 792
Basic earnings per share	$.70	$.91	$.66
Diluted earnings per share	$.67	$.87	$.66

Selected Financial Ratios:
	Year Ended September 30,
	1999	1998	1997
	(Dollars in thousands)

Performance ratios:
Return on average assets	.9%	1.2%	1.1%
Return on average equity	6.9	6.8	5.8
Interest rate spread (1)	3.6	3.4	3.0
Net interest margin (2)	4.1	4.1	3.8
Ratio of noninterest expenses to average assets	2.7	2.4	2.2
Average equity to average assets	12.8	17.3	19.1
Average interest-earning assets to average interest-bearing liabilities	112.9	120.3	121.7

Assets quality ratios:
Nonperforming assets to total assets (3)	.3	.2	.4
Nonperforming loans to total loans (3)	.3	.2	.6
Allowance for loan losses to total loans	1.7	1.7	1.9
Allowance for loan losses to nonperforming loans (3)	557.9	763.9	304.2

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

COMMON STOCK DATA

The Company's common stock began trading on the NASDAQ on December 23, 1996, under the symbol "SCBS." At September 30, 1999, there were 1,025,214 shares of the common stock outstanding and approximately 400 stockholders of record. The following table sets forth information as to high and low sales prices of the Company's common stock and cash dividends per share of common stock for the calendar quarters indicated.

	Price Per Share		Dividends Per Share
	High	Low	Regular	Special

Fiscal 1999:
First quarter	$17.25	$12.00	$0.0000	$2.50
Second quarter	13.25	11.25	0.0825	0.00
Third quarter	11.63	9.75	0.0825	0.00
Fourth quarter	10.25	9.75	0.0825	0.00

Fiscal 1998:
First quarter	19.00	17.00	0.0750	0.00
Second quarter	20.00	17.50	0.0000	2.50
Third quarter	19.75	14.75	0.0750	0.00
Fourth quarter	17.75	14.75	0.0750	0.00

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

Forward Looking Statements

This Report contains forward-looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. The words "believe," "expect," "seek," and "intend," and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, projections of income or loss, expenditures, acquisitions, plans for future operations, financing needs or plans relating to services of the Company, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risk and uncertainties, some of which cannot be predicted or qualified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

The Company does not undertake, and specifically disclaims, any obligation to publicly release the results of revisions which may be made to forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Changes in Financial Condition

At September 30, 1999, the Company's assets totaled $62.8 million, as compared to $66.8 million at September 30, 1998. Total assets decreased by $4.0 million or 8.9% from September 30, 1998 to September 30, 1999. The decrease in total assets during this period resulted from the funding of a $2.1 million special dividend in the form of a return of capital, $287,000 in contributions to benefit plan trusts, and the purchase of $624,000 in treasury stock. This was reflected in decreases in interest bearing deposits of $4.9 million, mortgage-backed securities of $2.3 and loans receivable of $1.0 million. The decrease in mortgage-backed securities was primarily due to maturities and significant prepayments due to the decreasing rate environment. These decreases were partially offset by a $5.1 million increase in investment securities.

During the fiscal year ended September 30, 1999, total deposits decreased by $1.7 million, or 3.1%, to $53.9 million. Total equity decreased by $2.4 million, primarily as a result of the special dividend, the contribution to benefit plan trusts and the purchase of treasury stock.

Results of Operations for the Years Ended September 30, 1999, 1998, and 1997

The Company had net income of $582,000 for the year ended September 30, 1999 compared to net income of $823,000 for the year ended September 30, 1998. The $582,000 in net income represented a 29.2% decrease over fiscal 1998. The Company's net income of $823,000 for the fiscal year ended September 30, 1998 represented an increase of $31,000 or 4.0%, from fiscal 1997. The decrease from fiscal 1998 to fiscal 1999 was primarily the result of a decrease in average interest earning assets, as a result of the payment of special dividends in 1999 and 1998.

Total interest income decreased by $409,000, or 7.8%, in fiscal year ended September 1998 compared to fiscal year ended September 30, 1997. The increase was primarily the result of a decrease in average interest earning assets as a result of the payment of special dividends in 1999 and 1998.

Interest income increased by $197,000, or 7.5%, during the fiscal year ended September 1998 compared to fiscal 1997. The increase was primarily the result of an increase in the average yield on interest earning assets, primarily loans.

Net Interest Income

The Company's net interest income is determined by its interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Total interest income decreased by $409,000 or 7.8%, in the fiscal year ended September 30, 1999 compared to fiscal 1998. The decrease was due primarily to a decrease average interest earning assets as a result of the payment of special dividends in 1999 and 1998.

Total interest income increased by $188,000, or 3.7%, in the fiscal year ended September 30, 1998 compared to fiscal 1997. The increase was primarily due to an increase in interest on loans of $479,000 resulting from an increase in loan volume. Interest income from other interest earning assets decreased $291,000 as the average balances decreased.

Provision for Loan Losses

The Association did not record a provision for loan losses during the fiscal years ended September 30, 1999, 1998, or 1997. Favorable charge-off experience has not warranted additions to the allowance.

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

Non-Interest Income

Non-interest income declined to $165,000 in fiscal 1999. Non-interest income amounted to $180,000 for the fiscal year ended September 30, 1998 compared to $187,000 for fiscal 1997. The primary differences in non-interest income between fiscal 1999 and fiscal 1998 and between fiscal 1998 and fiscal 1997 were from reductions in fees from deposit accounts.

Non-Interest Expenses

Non-interest expenses increased slightly to $1.8 million during the fiscal year ended September 30, 1999. Non-interest expense amounted to $1.7 million for the fiscal year ended September 30, 1998 compared to $1.6 million for fiscal 1997. The primary reason for the increase in non-interest expenses in fiscal 1998 compared to fiscal 1997 was implementation of the Management Retention Plan ("MRP") during fiscal 1998.

Income Taxes

The provisions for income taxes were $391,000, $466,000, and $437,000, in fiscal 1999, 1998, and 1997, respectively. The changes in such respective amounts primarily reflect the fluctuations in levels of income before income taxes of the Company during those fiscal years of $973,000, $1,289,000, and $1,229,000, respectively.

Liquidity and Capital Resources

The Association is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency, and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At September 30, 1999, the Association's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

Cash was generated by the Association's operating activities during the years ended September 30, 1999 and 1998 primarily as a result of net income. The adjustments to reconcile net income to cash provided by operating activities during the periods presented consisted primarily of amortization of premiums and discounts, proceeds from the sale of loans, and increases or decreases in interest and dividends receivable, prepaid income taxes, accrued interest payable, and accrued expenses and other liabilities. The primary investing activity of the Association is lending, which is funded with cash provided by operations, as well as principal collections and maturities of interest-bearing deposits in banks. For additional information about cash flows from the Association's operating, financing, and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

At September 30, 1999, the Association had outstanding $658,000 in undisbursed portion of mortgage loans. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 2000 was $26.4  million. The Association believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If the Association requires funds beyond its internal funding capabilities, advances from the FHLB of Atlanta are available as an additional source of funds.

The Association is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated thereunder by the OTS. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement, and a risk-based requirement. At September 30, 1999, the Association's tangible and core capital totaled $7.9 million, or 12.6% of adjusted total assets, which exceeded the respective minimum requirements at that date by approximately $6.9 million and $6.0 million, respectively. The Association's risk-based capital totaled $8.4 million at September 30, 1999, or 22.3% of risk-weighted assets, which exceeded the current requirement of 8% by approximately $5.4 million, or 14.3% of risk-weighted assets.

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

Year 2000 Problem

A great deal of information has been disseminated about the global computer crash that may occur in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900. All of the significant data processing of the Association that could be affected by this problem is provided by a third party service bureau. The service bureau of the Association has advised the Association that it has resolved any potential problems. However, if the service bureau were to experience any problems, the Association would likely experience significant data processing delays, mistakes, or failures. These delays, mistakes, or failures could have a material adverse impact on the financial condition and results of operations of the Association.

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

The Company's most important mission critical system is the software and hardware responsible for maintaining and processing general ledger, deposits, and loan accounts. The Company's Year 2000 Compliance and Contingency Plans are structured in accordance with the OTS and the FFIEC guidelines. Remediation and testing efforts relating to the Year 2000 have been completed. The Company has contacted its key vendors, suppliers, and customers to determine their Year 2000 compliance. Although the Company currently believes that it is Year 2000 compliant, the risk of system failures cannot be eliminated. Also, the Company cannot guarantee the performance of third parties as to which it has material relationships.

Average Balance, Interest, and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods indicated.

The table also presents information for the periods indicated and at September 30, 1999 and 1998 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets." which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	Year Ended September 30,
	1999			1998
	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in Thousands)
Interest-earning assets:
Interest-bearing deposits in other financial institutions	$ 8,213	$ 390	4.75%	$ 9,445	$ 483	5.12%
Investment securities and FHLB stock	5,308	325	6.12	7,082	414	5.84
Mortgage-backed securities	5,334	294	5.52	6,521	381	5.85
Loans receivable	45,183	3,818	8.45	45,478	3,958	8.70
Total interest-earning assets	64,038	4,827	7.54	68,526	5,236	7.64
Non-interest-earning assets	1,439			1,325
Total assets	$65,477			$69,851

Interest-bearing liabilities	$56,595	2,211	3.90	$56,949	2,426	4.26
Non-interest-bearing liabilities	525			839
Total liabilities	57,120			57,788

Equity	8,357			12,063
Total liabilities and retained earnings	$65,477			$69,851

Net interest income		$2,616			$2,810
Interest rate spread			3.64%			3.38%
Net interest margin (net interest income as a percentage of average interest-earning assets)			4.09%			4.10%
Average interest-earning assets to average interest-bearing liabilities			112.95%			120.33%

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

	Year Ended September 30,
	1999 Compared to 1998			1998 Compared to 1997
	Increase	Increase		Increase	Increase
	(Decrease)	(Decrease)	Total	(Decrease)	(Decrease)	Total
	Due to	Due to	Increase	Due to	Due to	Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(In thousands)
Interest income attributable to:
Interest-bearing deposits in other financial institutions	$ (33)	$ (60)	$ (93)	$ 24	$ 96	$120
Investment securities	21	(110)	(89)	38	(355)	(317)
Mortgage-backed securities	(21)	(66)	(87)	(5)	(89)	(94)
Loans receivable	(115)	(26)	(141)	56	423	479
Total interest income	(148)	(262)	(410)	113	75	188
Interest expense attributable to:
Deposits	(213)	(11)	(224)	(9)	0	(9)
Increase (decrease) in net interest income	$ 65	$(251)	$(186)	$122	$ 75	$197

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Southern Community Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Southern Community Bancshares, Inc. (a Delaware corporation) AND SUBSIDIARY as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Community Bancshares, Inc. and subsidiary as of September 30, 1999, 1998, and 1997 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Birmingham, Alabama
October 26, 1999

SOUTHERN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 1999 AND 1998

ASSETS

	1999	1998

CASH AND DUE FROM BANKS	$ 1,036,184	$ 1,614,385

INTEREST BEARING DEPOSITS IN BANKS	3,082,242	7,976,978

INVESTMENT SECURITIES AVAILABLE-FOR-SALE, at fair value	7,650,923	2,554,087

MORTGAGE-BACKED SECURITIES AVAILABLE-FOR-SALE, at fair value	3,692,071	6,038,694

INVESTMENT SECURITIES HELD-TO-MATURITY, fair value of $497,023 and $1,004,116, respectively	498,271	999,042

MORTGAGE-BACKED SECURITIES HELD-TO-MATURITY, fair value of $258,468 and $854,528, respectively	253,163	837,224

LOANS RECEIVABLE, net	44,837,884	45,846,372

ACCRUED INTEREST RECEIVABLE	466,096	406,034

PREMISES AND EQUIPMENT, net	315,548	297,708

INCOME TAXES RECEIVABLE	393,440	203,275

OTHER ASSETS	558,995	46,420
Total assets	$62,784,817	$66,820,219

LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS	$53,904,055	$55,557,060

ACCRUED INTEREST PAYABLE	83,261	90,261

ACCRUED EXPENSES AND OTHER LIABILITIES	145,516	72,371
Total liabilities	54,132,832	55,719,692

COMMITMENTS AND CONTINGENCIES

PREFERRED STOCK, par value $.01, no shares issued, 100,000 shares authorized	0	0

COMMON STOCK, par value $.01 per share, 3,000,000 shares authorized, 1,137,350 shares issued	11,374	11,374

ADDITIONAL PAID-IN CAPITAL	10,820,832	10,807,847

RETAINED EARNINGS, substantially restricted	3,157,745	4,865,649

TREASURY STOCK, at cost, 112,136 and 55,868 shares, respectively	(1,454,862)	(830,891)

UNEARNED COMPENSATION	(3,816,655)	(3,771,076)

UNREALIZED GAIN (LOSS) ON SECURITIES AVAILABLE-FOR-SALE, net of deferred taxes	(66,449)	17,624
Total stockholders' equity	8,651,985	11,100,527
Total liabilities and stockholders' equity	$62,784,817	$66,820,219

The accompanying notes are an integral part of these consolidated statements.

SOUTHERN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998, AND 1997

	1999	1998	1997

INTEREST INCOME:
Interest and fees on loans	$3,817,834	$3,958,307	$3,479,134
Interest and dividends on investment securities	324,655	413,368	730,798
Interest on mortgage-backed and related securities	294,300	381,347	475,408
Other interest income	389,810	483,187	362,505
Total interest income	4,826,599	5,236,209	5,047,845

INTEREST EXPENSE-DEPOSITS	2,210,554	2,426,019	2,434,567
Net interest income before provision for loan losses	2,616,045	2,810,190	2,613,278

PROVISION FOR LOAN LOSSES	0	0	0
Net interest income after provision for loan losses	2,616,045	2,810,190	2,613,278
NONINTEREST INCOME:
Service charges on deposit accounts	147,018	175,677	182,225
Gain on sale of premises and equipment	0	1,313	0
Other	18,092	2,807	5,224
Total non-interest income	165,110	179,797	187,449
NONINTEREST EXPENSE:
Compensation and benefits	1,070,535	1,015,113	869,414
Occupancy and equipment	132,032	173,374	171,158
SAIF deposit insurance	33,133	35,565	50,310
Data processing	152,300	140,541	119,329
Professional fees	53,843	54,854	55,564
Other	365,852	281,630	306,388
Total non-interest expense	1,807,695	1,701,077	1,572,163
Income before income taxes	973,460	1,288,910	1,228,564

INCOME TAX EXPENSE	391,000	465,510	436,723
Net income	$ 582,460	$ 823,400	$ 791,841

BASIC earnings per share	$.70	$.91	$.66
DILUTED EARNINGS PER SHARE	$.67	$.87	$.66
AVERAGE SHARES OUTSTANDING-BASIC	828,129	909,123	975,727
AVERAGE SHARES OUTSTANDING-DILUTED	867,789	946,128	975,727

The accompanying notes are an integral part of these consolidated statements.

SOUTHERN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998, AND 1997

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Treasury Stock	Unrealized Gain (Loss) on Securities Available for Sale, Net of Deferred Taxes	Total	Non- Owner Changes in Equity

BALANCE, September 30, 1996	$ 0	$ 0	$5,871,509	$ 0	$ 0	$(186,728)	$ 5,684,781

Comprehensive income:
Net income	0	0	791,841	0	0	0	791,841	$791,841
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	150,423	150,423	150,423
								$942,264
Issuance of common stock	11,374	10,752,273	0	(909,880)	0	0	9,853,767
Amortization of unearned compensation	0	34,416	0	60,824	0	0	95,240
Repurchase of stock for stock plan trusts	0	0	0	(1,878,680)	0	0	(1,878,680)
Contribution to plan trust	0	0	0	(9,157)	0	0	(9,157)
Dividends declared ($.225 per share)	0	0	(218,098)	0	0	0	(218,098)
BALANCE, September 30, 1997	11,374	10,786,689	6,445,252	(2,736,893)	0	(36,305)	14,470,117

Comprehensive income:
Net income	0	0	823,400	0	0	0	823,400	$823,400
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	53,929	53,929	53,929
								$877,329
Amortization of unearned compensation	0	21,158	0	225,213	0	0	246,371
Repurchase of stock for stock plan trusts	0	0	0	(563,120)	0	0	(563,120)
Purchase of treasury stock	0	0	0	0	(830,891)	0	(830,891)
Contribution to plan trust	0	0	0	(696,276)	0	0	(696,276)
Dividends declared ($2.725 per share)	0	0	(2,403,003)	0	0	0	(2,403,003)
BALANCE, September 30, 1998	11,374	10,807,847	4,865,649	(3,771,076)	(830,891)	17,624	11,100,527

Comprehensive income:
Net income	0	0	582,460	0	0	0	582,460	$582,460
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	(84,073)	(84,073)	(84,073)
								$498,387
Amortization of unearned compensation	0	12,985	0	241,334	0	0	254,319
Purchase of treasury stock	0	0	0	0	(623,971)	0	(623,971)
Contribution to plan trust	0	0	0	(286,913)	0	0	(286,913)
Dividends declared ($2.7475 per share)	0	0	(2,290,364)	0	0	0	(2,290,364)
BALANCE, September 30, 1999	$11,374	$10,820,832	$3,157,745	$(3,816,655)	$(1,454,862)	$ (66,449)	$8,651,985

The accompanying notes are an integral part of these consolidated statements.

SOUTHERN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998, AND 1997

	1999	1998	1997

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 582,460	$ 823,400	$ 791,841
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	47,100	84,746	82,388
Amortization and accretion on securities, net	37,681	39,634	(35,252)
Amortization of unearned ESOP	254,319	246,371	95,240
Amortization of net deferred loan origination fees and costs	(56,735)	(70,023)	(47,407)
Provision (benefit) for deferred income taxes	(29,430)	(57,499)	122,904
Gain on sale of premises and equipment, net	0	(1,313)	0
Change in assets and liabilities:
Increase (decrease) in income taxes receivable/payable	(112,639)	7,781	(81,822)
Increase (decrease) in accrued interest receivable	(60,062)	63,419	(37,443)
Decrease (increase) in other assets	(477,526)	230,184	363,435
Decrease in accrued interest payable	(7,000)	(12,043)	(6,461)
Increase (decrease) in accrued expenses and other liabilities	4,995	(280,250)	(576,802)
Total adjustments	(399,297)	251,007	(121,220)
Net cash provided by operating activities	183,163	1,074,407	670,621
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities/calls of investment securities available-for-sale	2,570,650	4,950,000	3,620,636
Proceeds from maturities/calls of investment securities held-to-maturity	500,000	500,000	2,760,000
Purchases of investment securities available-for-sale	(7,717,320)	0	(5,272,915)
Net loan repayments (originations)	1,003,475	(2,777,474)	(3,350,673)
Proceeds from maturities of mortgage-backed securities available-for-sale	2,256,160	1,647,192	1,072,607
Proceeds from maturities of mortgage-backed securities held-to-maturity	581,978	1,183,680	474,148
Purchases of mortgage-backed securities available-for-sale	0	(2,141,930)	(500,825)
Capital expenditures	(64,940)	(35,007)	(24,674)
Proceeds from sale of fixed assets, net	0	199,430	0
Net cash provided by (used in) investing activities	(869,997)	3,525,891	(1,221,696)
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in deposits	(1,653,005)	(317,608)	(1,263,034)
Net proceeds from public stock offering	0	0	9,853,767
Repurchase of stock for stock plan trusts	0	(563,120)	(1,878,680)
Contributions to plan trusts	(286,913)	(696,276)	(9,157)
Payment of dividends	(2,222,214)	(2,488,304)	(132,797)
Purchase of treasury stock	(623,971)	(830,891)	0
Net cash provided by (used in) financing activities	(4,786,103)	(4,896,199)	6,570,099

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,472,937)	(295,901)	6,019,024

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,591,363	9,887,264	3,868,240
CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,118,426	$9,591,363	$9,887,264

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
Interest on deposits	$2,217,554	$2,438,062	$2,341,955
Income taxes	480,000	510,979	339,991
Transfers from loans to real estate acquired through foreclosure	61,748	7,306	0

CHANGE IN UNREALIZED NET GAIN (LOSS) ON SECURITIES AVAILABLE-FOR-SALE, net of deferred taxes	$ (84,073)	$ 53,929	$ 150,423

 The accompanying notes are an integral part of these consolidated statements.

SOUTHERN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 1999 AND 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Nature of Operations, and Principles of Consolidation

Southern Community Bancshares, Inc. (the "Company") was incorporated in the State of Delaware in July 1996, for the purpose of becoming a holding company to own all of the outstanding capital stock of First Federal Savings and Loan Association of Cullman (the "Association") upon the Association's conversion from a federally chartered mutual savings association to a federally chartered stock savings association (the "Conversion"). The accounting for the conversion was in a manner similar to that utilized in a pooling of interests.

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

The accompanying consolidated financial statements include the accounts of the Company and the Association. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Investment and Mortgage-Backed Securities

Securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts on the constant effective yield method. Management has the positive intent and the Company has the ability to hold these securities to maturity. Available-for-sale securities are carried at fair value, except for FHLB required stock holdings which are carried at cost, and include all equity securities and debt not classified as held-to-maturity or trading. Trading securities are those held principally for the purpose of selling in the near future and are carried at fair value. The Company does not currently have any trading securities.

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

The allowance for loan losses is increased by charges to income and decreased by loan charge-offs, net of recoveries. The allowance for loan losses is maintained at a level which management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, and the estimated value of the underlying collateral. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in periods in which they become known. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans and the carrying value of foreclosed real estate. Such agencies may require the Company to recognize adjustments to the allowances based on their judgments about information available to them at the time of their examinations.

Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the fair value of the loan is less than the recorded investment in the loan, the impairment is recorded through a provision added to the allowance for loan losses. Because the Company's loan portfolio primarily consists of one-to-four family residential mortgages and consumer installment loans that are evaluated collectively for impairment, the Company had no loans designated as impaired under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114 at September 30, 1999 or 1998.

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

Pending Accounting Pronouncements

Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, issued by the AICPA, requires capitalization of external direct costs of materials and services; payroll and payroll-related costs for employees directly associated; and interest costs during development of computer software for internal use (planning and preliminary costs should be expensed). Also, capitalized costs of computer software developed or obtained for internal use should be amortized on a straight-line basis unless another systematic and rational basis is more representative of the software's use. This statement was effective for financial statements for fiscal years which began after December  15, 1998 and did not have a material effect on the Company's consolidated financial statements.

During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement replaces existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities requiring companies to formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. During 1999, the FASB issued SFAS No. 137, which deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. Management believes there will be no material effect on the financial statements from the adoption of this pronouncement, and will continue to evaluate the impact and defer implementations as the standard allows.

Financial Statement Reclassification

The financial statements for prior years have been reclassified in order to conform with the 1999 financial statement presentation. The reclassification did not change total assets or net income in the prior year.

2.   EARNINGS PER SHARE

In 1998, the Company adopted SFAS No. 128, Earnings Per Share, effective December 15, 1997. Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended September 30, 1999 and 1998. Common stock outstanding consists of issued shares less unallocated Employee Stock Option Plan ("ESOP") shares, and shares owned by the Management Retention Plan ("MRP") and Stock Option Plan ("SOP") Trust. Earnings per share for the period from December 23, 1996, the date of Conversion, to September 30, 1997, have been computed based on the earnings during that period and on the weighted average number of shares of common stock and common stock equivalents outstanding during that period. The weighted average number of shares used for the period from December 23, 1996 through September 30, 1997, was 975,727. Diluted earnings per share for this period was the same as basic earnings per share because there were no dilutive securities outstanding during the period.

The following table represents the earnings per share calculations for the years ended September 30, 1999, 1998, and 1997:

	Income	Shares	Per Share Amount

1999:
Net income	$582,460
Basic earnings per share:
Income available to common shareholders	582,460	828,129	$.70
Dilutive securities		39,660
Diluted earnings per share	$582,460	867,789	$.67

1998:
Net income	$823,400
Basic earnings per share:
Income available to common shareholders	823,400	909,123	$.91
Dilutive securities		37,005
Diluted earnings per share	$823,400	946,128	$.87

1997:
Net income for the period December 23, 1996 to September 30, 1997	$643,652
Basic earnings per share:
Income available to common shareholders	643,652	975,727	$.66
Dilutive securities
Diluted earnings per share	$643,652	$975,727	$.66

3. INVESTMENT AND MORTGAGE-BACKED SECURITIES

Details of securities are as follows:

	September 30, 1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Available-for-sale:
U.S. Treasury and federal agencies	$ 7,267,357	$ 0	$ (66,834)	$ 7,200,523
Equity securities	100,000	0	0	100,000
Federal Home Loan Bank stock	350,400	0	0	350,400
Investment securities	7,717,757	0	(66,834)	7,650,923
Mortgage-backed securities	3,730,711	0	(38,640)	3,692,071
Total	$11,448,468	$ 0	$(105,474)	$11,342,994

Held-to-maturity:
U.S. Treasury and federal agencies	$ 498,271	$ 0	$ (1,248)	$ 497,023
Investment securities	498,271	0	(1,248)	497,023
Mortgage-backed securities	253,163	5,305	0	258,468
Total	$ 751,434	$5,305	$ (1,248)	$ 755,491

	September 30, 1998
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Available-for-sale:
U.S. Treasury and federal agencies	$1,977,968	$ 6,319	$ 0	$1,984,287
Equity securities	140,000	0	0	140,000
Federal Home Loan Bank stock	429,800	0	0	429,800
Investment securities	2,547,768	6,319	0	2,554,087
Mortgage-backed securities	6,018,319	20,375	0	6,038,694
Total	$8,566,087	$26,694	$ 0	$8,592,781

Held-to-maturity:
U.S. Treasury and federal agencies	$ 849,042	$ 0	$(401)	$ 848,641
Obligations of state and political subdivisions	150,000	5,475	0	155,475
Investment securities	999,042	5,475	(401)	1,004,116
Mortgage-backed securities	837,224	17,304	0	854,528
Total	$1,836,266	$22,779	$(401)	$1,858,644

The amortized cost and estimated fair value of securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturity because borrowers may have the right to call or prepay obligations:

	September 30, 1999
	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due in one year or less	$ 0	$ 0	$498,271	$497,023
Due after one year through five years	6,852,357	6,785,523	0	0
Due after five years through ten years	500,000	500,000	0	0
Due after ten years	365,400	365,400	0	0
	7,717,757	7,650,723	498,271	497,023
Mortgage-backed securities	3,730,711	3,692,071	253,163	258,468
Total	$11,448,468	$11,342,994	$751,434	$755,491

All mortgage-backed securities were issued by either U.S. government agencies (Government National Mortgage Association) or government-sponsored enterprises (Federal Home Loan Mortgage Corporation or Freddie Mac).

During the year ended September 30, 1998, the Company sold mutual funds with a book and fair value of $1,870,636 with no gain or loss. There were no other sales of securities during the years ended September 30, 1999, 1998, and 1997.

4.   LOANS RECEIVABLE, NET

Loans receivable are summarized as follows:

	September 30, 1999	September 30, 1998
Mortgage loans:
Principal balances:
Secured by 1-4 family residences	$26,821,223	$27,972,399
Secured by nonresidential properties	8,316,234	8,384,027
Secured by multifamily properties	3,450,332	2,514,375
Construction loans	1,300,000	1,357,500
	39,887,789	40,228,301
Less:
Undisbursed portion of mortgage loans	(658,135)	(691,229)
Net deferred loan origination fees	(134,872)	(161,971)
Total mortgage loans	39,094,782	39,375,101
Commercial loans	2,837,510	3,658,012
Consumer loans:
Principal balances:
Loans secured by automobiles	1,505,777	1,477,235
Loans secured by savings accounts	407,517	518,366
Other	1,772,822	1,607,372
Total consumer loans	3,686,116	3,602,973
Total loans	45,618,408	46,636,086
Less allowance for loan losses	780,524	789,714
Loans receivable, net	$44,837,884	$45,846,372

In the ordinary course of business, the Company makes loans to officers, directors, employees, and other related parties of the Company. Management believes that these loans are made on substantially the same terms as those prevailing for comparable transactions with others and that they do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans and commitments at September 30, 1999 and 1998 were $644,000 and $1,020,000, respectively. During the year ended September 30, 1999, new loans totaled $172,000 and repayments were $548,000.

Activity in the allowance for loan losses is summarized as follows:

	1999	1998	1997

Balance at beginning of year	$789,714	$805,964	$802,034
Provision charged to income	0	0	0
Charge-offs	(22,577)	(23,917)	(55,878)
Recoveries	13,387	7,667	59,808
Balance at end of year	$780,524	$789,714	$805,964

The Company had loans on nonaccrual status of approximately $140,000, $103,000, and $265,000 at September 30, 1999,1998, and 1997, respectively. Interest income foregone on these nonaccrual loans was not significant for fiscal years 1999, 1998, and 1997.

5.  LOAN SERVICING

The Company originates and services mortgage loans for Freddie Mac. Mortgage loans serviced for Freddie Mac are not included in the accompanying statements of financial condition. Unpaid principal balances of serviced loans totaled $6,290,739 at September 30, 1999 and $4,202,781 at September 30, 1998. The serviced loans were sold without recourse.

6.  ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at September 30 is summarized as follows:

	1999	1998

Investment securities	$108,103	$ 62,816
Mortgage-backed securities	22,104	36,206
Loans receivable	335,889	307,012
Total	$466,096	$406,034

7.   PREMISES AND EQUIPMENT

A summary of premises and equipment at September 30 is as follows:

	1999	1998

Land	$ 62,500	$ 62,500
Buildings and improvements	567,700	567,700
Leasehold improvements	30,166	30,166
Furniture, fixtures, and equipment	815,789	771,374
	1,476,155	1,431,740
Less accumulated depreciation and amortization	1,160,607	1,134,032
Net premises and equipment	$ 315,548	$ 297,708

8.  DEPOSITS

Deposits are summarized as follows:

	September 30, 1999	September 30, 1998
	Amount	Percent	Amount	Percent

Demand and NOW accounts, including noninterest-bearing deposits of $94,349 in 1999 and $104,527 in 1998	$ 9,983,510	18.5%	$10,375,612	18.7%
Money market accounts	892,280	1.6	1,074,189	1.9
Passbook savings	8,940,193	16.6	9,035,095	16.2
	19,815,983	36.7	20,484,896	36.8
Certificates of deposit, rates from 3.26% to 7.5% in 1999	34,088,072	63.3	35,072,164	63.2
Total	$53,904,055	100.0%	$55,557,060	100.0%

The aggregate amounts of jumbo certificates of deposit with a minimum denomination of $100,000 were $7,661,021 at September 30, 1999 and $7,150,843 at September 30, 1998. Deposits in excess of $100,000 are not federally insured.

Scheduled maturities of certificates of deposit are as follows:

Years ending September 30	Amount

2000	$26,406,787
2001	5,942,179
2002	792,505
2003	626,439
2004	320,162
$34,088,072

Interest expense on deposits at September 30 are summarized as follows:

	1999	1998	1997

NOW accounts	$ 226,866	$ 252,214	$ 250,614
Money market accounts	46,205	55,839	58,778
Passbook savings	175,965	216,857	250,510
Certificates of deposit	1,765,486	1,903,411	1,877,771
Withdrawal penalties	(3,968)	(2,302)	(3,106)
Total	$2,210,554	$2,426,019	$2,434,567

The Company has pledged U.S. government and government agency obligations totaling $1,235,000 at September 30, 1999 and 1998, as collateral against certain large deposits.

9.  INCOME TAXES

The provisions for income taxes for the years ended September 30 are as follows:

	1999	1998	1997
Current:
Federal	$373,646	$431,664	$260,611
State	46,784	91,345	53,208
	420,430	523,009	313,819
Deferred:
Federal	(25,609)	(47,805)	104,083
State	(3,821)	(9,694)	18,821
	(29,430)	(57,499)	122,904
Total	$391,000	$465,510	$436,723

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes for the years ended September 30 were as follows:

	1999	1998	1997

Expected income tax expense at statutory federal tax rate	$330,976	$438,229	$417,712
Increase (decrease) resulting from:
State income tax, net of federal benefit	28,309	53,890	47,539
Tax-exempt interest income	(12,549)	(23,302)	(41,063)
Other, net	44,264	(3,307)	12,535
	$391,000	$465,510	$436,723

Effective rate	40%	36%	36%

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities at September 30 that give rise to significant portions of the net deferred tax asset relate to the following:

	1999	1998

Deferred loan fees, net	$ 0	$ 4,167
Allowance for loan losses for financial reporting	288,794	296,753
Unrealized loss on securities available for sale	39,025	0
Other	78,131	53,007
Deferred tax asset	405,950	353,927
Allowance for loan losses for the tax reserve in excess of base year	(35,378)	(42,546)
Depreciation	(10,034)	(15,091)
Unrealized gain on securities available for sale	0	(9,070)
Other	(31,211)	(35,419)
Deferred tax liability	(76,623)	(102,126)
Net deferred tax asset	$329,327	$251,801

Thrift institutions, in determining taxable income, have historically been allowed special bad debt deductions based on specified experience formulae or on a percentage of taxable income before such deductions. On August 2, 1996, Congress passed the Small Business Job Protection Act that repealed the tax bad debt reserve method for thrifts effective for taxable years which began after December 31, 1996. As a result, thrifts must recapture into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. The Association is expected to recapture approximately $93,000; $35,000 tax effected, of its tax bad debt reserves into taxable income over the remaining two-year period as a result of this new law. The recapture has no effect on the Association's financial statements because the related tax expense has already been accrued.

The portion of a thrift's tax bad debt reserve that is not recaptured under this new law is only subject to recapture at a later date under similar circumstances. These include stock repurchases redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Association does not anticipate engaging in any transactions at this time that would require the recapture of its remaining tax bad debt reserves.

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

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table which follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 1999 and 1998, the Association meets all capital adequacy requirements to which it is subject.

As of September 30, 1999 and 1998, the most recent notification from the regulatory authorities categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table which follows.

Actual capital amounts and ratios are presented in the table below for the Association:
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

September 30, 1999:
Total capital (to risk weighted assets)	$ 8,356	22.3%	$2,992	8.0%	$3,740	10.0%
Tier 1 (core) capital (to risk weighted assets)	7,886	21.1	N/A	N/A	2,244	6.0
Tier 1 (core capital (to adjusted total assets)	7,886	12.6	1,872	3.0	3,119	5.0
Tangible capital (to adjusted total assets)	7,886	12.6	936	1.5	N/A	N/A

September 30, 1998:
Total capital (to risk weighted assets)	$11,288	29.5%	$3,064	8.0%	$3,830	10.0%
Tier 1 (core) capital (to risk weighted assets)	10,809	28.2	N/A	N/A	2,298	6.0
Tier 1 (core) capital (to adjusted total assets)	10,809	15.8	2,048	3.0	3,413	5.0
Tangible capital (to adjusted total assets)	10,809	15.8	1,024	1.5	N/A	N/A

The following table is a reconciliation of the Association's stockholder's equity to tangible, Tier 1, and risk-based capital as required by the OTS:

	1999	1998
	(In thousands)

Stockholder's equity	$ 7,820	$10,827
Net unrealized loss (gain) on debt securities available for sale	66	(18)
Tangible and Tier 1 capital	7,886	10,809
Allowance for loan losses	470	479
Total risk-based capital	$ 8,356	$11,288

Total assets	$62,322	$67,285
Adjusted total assets	62,388	67,267
Total risk weighted assets	37,397	38,297

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

The Company's principal source of funds for dividend payments is dividends from the Association. Certain restrictions exist regarding the ability of the Association to pay dividends to the Company. At September 30, 1999, dividend payments by the Association were subject to regulatory approval.

11. COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Association leases property utilized as a branch office under a long-term lease expiring March 31, 2000, at an annual rental of $15,409 plus taxes and maintenance. The Association has three 5-year options to renew with rentals adjusted to the consumer price index. Rent expense under this lease totaled $15,409 for the year ended September 30, 1999. Remaining commitments under the lease agreement totals $7,705 during fiscal year 2000.

Financial Instruments With Off-Balance-Sheet Risk

The Association does not engage in transactions involving options, standby letters of credit, financial guarantees, interest-rate swaps, and forward and future contracts. Further, the Association does not routinely issue loan commitments, other than undisbursed portions of construction loans, and had none outstanding at September 30, 1999 and 1998.

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

12. EMPLOYEE RETIREMENT AND SAVINGS PLANS

Employee Stock Ownership Plan (ESOP")

In connection with the Conversion, the Association established an ESOP for eligible employees. The ESOP purchased 90,988 shares of the Company's common stock with the proceeds of a $909,800 note payable from the Association and secured by the Common Stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through 2006. Impact of this financing is eliminated in the consolidated financial statement presentation.

Expense related to the ESOP was approximately $104,000, $160,000, and $61,000 for 1999, 1998, and 1997, respectively. Unearned compensation related to the ESOP was approximately $1 million and $1.2 million at September 30, 1999 and 1998, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released based on the fair value of shares. At September 30, 1999 and 1998, the ESOP Trust held approximately 73,000 and 82,000 unallocated shares, respectively.

Management Recognition Plan ("MRP")

During fiscal 1998, the Association established a MRP which purchased 45,494 shares of the Company's common stock on the open market subsequent to the Conversion. During 1999, the Company purchased an additional 6,893 shares. The MRP provides for awards of common stock to directors and officers of the Association. The aggregate fair market value of the shares purchased by the MRP is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately $208,000 and $134,000 for 1999 and 1998, respectively. Unearned compensation related to the MRP was approximately $750,000 and $600,000 for 1999 and 1998, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition. Contributions to the MRP during 1998 were for the purchase of shares for grants during the year. The amount of the contributions which equaled the share price on the date of grant was debited to unearned compensation. The difference between the share repurchase price and the price on the date of grant was debited to additional paid-in capital. Contributions to the MRP, usually in the form of dividend equivalents, which will result in future compensation to the employees are debited to unearned compensation. At September 30, 1999 and 1998, the MRP Trust held approximately 45,000 and 44,000 shares of stock, respectively.

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

Under the Option Plan, the Company may grant options up to 113,735 shares and during 1999 granted options shares through September 30, 1999. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant's completion of each of five years of service

Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the years ended September 30, 1999 and 1998:

	1999	1998
Net income:
As reported	$582,460	$823,400
Pro forma	454,945	748,620

Earnings per share:
As reported:
Basic	$0.70	$.91
Diluted	0.67	.82
Pro forma:
Basic	0.55	.87
Diluted	0.52	.79

At September 30, 1999 and 1998, the Option Plan Trust held 129,650 shares of the Company's stock which were purchased on the open market. The shares were purchased for the future exercise of options. The purchase price of the shares was debit to unearned compensation. Unearned compensation related to the Option Plan was approximately $2.1 million at September 30, 1999 and 1998, and is shown as a reduction of stockholders' equity in the accompanying statements of financial condition. Contributions to the SOP which will be repaid to the Company are debited to other assets. At September 30, 1998, approximately $450,000 was included in other assets. A summary of the status of the Company's stock option plan at September 30, 1999 and 1998 and the changes during the year then ended is as follows:

	1999		1998
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Option Price Per Share

Outstanding at beginning of year	107,928	$15.50	0	$ 0.00	$ 0.00
Granted	0	0	107,298	15.50	15.50
Forfeitures	0	0	0	0.00	0.00
Exercised	0	0	0	0.00	0.00
Outstanding at end of year	107,928	$13.00	107,298	$15.50	$15.50

Exercisable at end of year	21,586	N/A	0	N/A

Weighted average fair value of the options granted	$5.92		$5.92

During 1999, the Company declared a $2.50 capital distribution, the options have been repriced to reflect the distribution. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998: risk-free interest rate of 5.56%; expected life of the options is seven years from the date of grant and expected volatility and dividend yields of 16% and 17%, respectively.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of September  30, 1999. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

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

Commitments to Extend Credit

The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists and because such fee income is not material to the Company's financial statements at September 30, 1999 and 1998, the fair value of these commitments is not presented.

Many of the Company's assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate fair value. These items include cash and due from banks, interest-bearing bank balances, accrued interest receivable and payable, and similar assets. The estimated fair values of the Company's remaining on-balance sheet financial instruments as of September 30, 1999 and 1998, are summarized below:

	1999		1998
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Financial Assets:
Investment securities available-for-sale	$ 7,650,923	$ 7,650,923	$ 2,554,087	$ 2,554,087
Mortgage-backed and related securities available-for-sale	3,692,071	3,692,071	6,038,694	6,038,694
Investment securities held-to-maturity	498,271	497,023	999,042	1,004,116
Mortgage backed and related securities held-to-maturity	253,163	258,468	837,224	854,528
Loans, net	44,837,884	44,389,505	45,846,372	46,065,901
Financial Liabilities:
Deposits	53,904,055	51,747,893	55,557,060	54,765,479

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

16. PARENT COMPANY FINANCIAL STATEMENTS

Separate condensed financial statements of Southern Community Bancshares, Inc. (the "Parent Company") as of and for the years ended September 30, 1999 and 1998 are presented below:

Statements of Financial Condition

September 30, 1999 and 1998

(Dollar amounts in thousands)

	1999	1998

ASSETS:
Cash and cash equivalents	$ 384	$ 393
Securities available for sale	100	100
Loans receivable	99	0
Investment in subsidiary	7,954	10,827
Due from subsidiary	0	0
Other assets	502	12
Total assets	$ 9,039	$11,332

LIABILITIES:
Other liabilities	$ 80	$ 0
Due to subsidiary	307	231

STOCKHOLDERS' EQUITY:
Common stock	11	11
Additional paid-in capital	10,821	10,808
Retained earnings	3,158	4,866
Treasury stock, at cost	(1,455)	(831)
Unearned compensation	(3,817)	(3,771)
Unrealized gain on securities available for sale, net	(66)	18
Total stockholders' equity	8,652	11,101
Total liabilities and stockholders' equity	$ 9,039	$11,332

Statements of Income

For the Years Ended September 30, 1999 and 1998

(Dollar amounts in thousands)

	1999	1998

DIVIDENDS FROM SUBSIDIARY	$3,800	$ 0

INTEREST INCOME	25	86

OPERATING EXPENSE	142	158
LOSS BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED CURRENT YEAR SUBSIDIARY EARNINGS	3,683	(72)

INCOME TAX (BENEFIT) EXPENSE	0	(5)
INCOME (LOSS) BEFORE CONSIDERATION OF DISTRIBUTION OF CURRENT YEAR SUBSIDIARY EARNINGS	3,683	(77)

DISTRIBUTION (IN EXCESS OF) UNDER EQUITY BASIS EARNINGS OF SUBSIDIARY	(3,101)	900
Net income	$ 582	$823

Statements of Cash Flows

For the Years Ended September 30, 1999 and 1998

(Dollar amounts in thousands)

	1999	1998

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 582	$ 823
Distribution (in excess of) under equity basis earnings of subsidiary	(3,101)	900
	3,683	(77)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of discounts on securities	0	0
Increase in loans receivable	(99)	0
(Increase) decrease in other assets	(490)	14
Net change in due to/from subsidiary	76	2,119
(Increase) decrease in other liabilities	12	(51)
Net cash provided by (used in) operating activities	3,182	2,005
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of securities available for sale	0	0
Proceeds from maturity of securities available for sale	0	1,650
Net cash provided by (used in) investing activities	0	1,650
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of treasury stock	(624)	(831)
Contributions to subsidiary	(58)	0
Contributions to plan trusts of the Association	(287)	(696)
Dividends paid	(2,222)	(2,488)
Net cash provided by (used in) financing activities	(3,191)	(4,015)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9)	(360)

CASH AND CASH EQUIVALENTS, beginning of year	393	753
CASH AND CASH EQUIVALENTS, end of year	$ 384	$ 393