Form 10KSB40, Exhibit 13
period 2000-09-30
SOUTHERN COMMUNITY BANCSHARES INC
filed 2001-01-02
CIK 1021011

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

As a savings and loan holding company, the Holding Company is subject to regulation, supervision, and examination by the Office of Thrift Supervision (the "OTS") of the United States Department of the Treasury. As a savings and loan association incorporated under federal law, the Association is subject to regulation, supervision, and examination by the OTS. The Association is also a member of the Federal Home Loan Bank (the "FHLB") of Atlanta.

Selected Financial Information and Other Data:
	September 30,
	2000	1999	1998
	(Dollars in thousands)
Total amount of:
Assets	$64,212	$62,785	$66,820
Cash and interest-bearing time deposits in banks	2,604	4,118	9,591
Investment securities	8,059	8,149	3,553
Mortgage-backed securities	2,688	3,945	6,876
Loans receivable, net	49,211	44,838	45,846
Deposits	55,231	53,904	55,557
Equity	8,723	8,652	11,101

Summary of Earnings:
	Year Ended September 30,
	2000	1999	1998
	(Dollars in Thousands)
Interest income	$4,783	$4,827	$5,236
Interest expense	2,250	2,211	2,426

Net interest income	2,533	2,616	2,810
Provision for loan losses	0	0	0

Net interest income after provision for loan losses	2,533	2,616	2,810
Non-interest income, net	293	165	180
Non-interest expense, net	1,886	1,808	1,701

Income before provision for income taxes	940	973	1,289
Income tax expense	342	391	466

Net income	$ 598	$ 582	$ 823

Basic earnings per share	$ .83	$ .70	$ .91

Diluted earnings per share	$ .78	$ .67	$ .87

Selected Financial Ratios:
	Year Ended September 30,
	2000	1999	1998
	(Dollars in thousands)
Performance ratios:
Return on average assets	.9%	.9%	1.2%
Return on average equity	7.2	6.9	6.8
Interest rate spread (1)	3.5	3.6	3.4
Net interest margin (2)	4.0	4.1	4.1
Ratio of noninterest expenses to average assets	2.9	2.7	2.4
Average equity to average assets	12.8	12.8	17.3
Average interest-earning assets to average interest-bearing liabilities	113.9	113.2	120.3

Assets quality ratios:
Nonperforming assets to total assets (3)	.3	.3	.2
Nonperforming loans to total loans (3)	.2	.3	.2
Allowance for loan losses to total loans	1.6	1.7	1.7
Allowance for loan losses to nonperforming loans (3)	729.6	557.9	763.9

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

COMMON STOCK DATA

The Company's common stock began trading on the NASDAQ on December 23, 1996, under the symbol "SCBS." At September 30, 2000, there were 977,074 shares of the common stock outstanding and approximately 300 stockholders of record. The following table sets forth information as to high and low sales prices of the Company's common stock and cash dividends per share of common stock for the fiscal quarters indicated.

	Price Per Share		Dividends Per Share
	High	Low	Regular	Special
Fiscal 2000:
First quarter	$ 8.50	$7.13	$0.0825	$0.00
Second quarter	11.50	9.00	0.0825	0.00
Third quarter	9.63	9.25	0.0825	0.00
Fourth quarter	9.25	8.00	0.0825	0.00

Fiscal 1999:
First quarter	$17.25	$12.00	$0.0000	$2.50
Second quarter	13.25	11.25	0.0825	0.00
Third quarter	11.63	9.75	0.0825	0.00
Fourth quarter	10.25	9.75	0.0825	0.00

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

Changes in Financial Condition

At September 30, 2000, the Company's assets totaled $64.2 million, as compared to $62.8 million at September 30, 1999. Total assets increased by $1.4 million or 2.27% from September 30, 1999 to September 30, 2000. The increase in total assets during this period resulted from an increase in loans receivable of $4.4 million. The increase in loans receivable was offset by a decrease in total mortgage-backed securities of $1.3 million, a decrease of $1.3 million in interest bearing deposits and the purchase of $482,000 in treasury stock.

During the fiscal year ended September 30, 2000, total deposits increased by $1.3 million, or 2.5%, to $55.2 million, and total equity increased by $71,000.

Results of Operations for the Years Ended September 30, 2000, 1999, and 1998

The Company had net income of $598,000 for the year ended September 30, 2000 compared to net income of $582,000 for the year ended September 30, 1999. The $16,000 increase in net income represented a 2.7% increase over fiscal 1999. The Company's net income of $582,000 for the fiscal year ended September 30, 1999 represented a decrease of $241,000 or 29.3%, from fiscal 1998. The increase from fiscal 1999 to fiscal 2000 was primarily the result of an increase in noninterest income.

Total interest income decreased by $44,000, or .9%, in fiscal year ended September 30, 2000 compared to fiscal year ended September 30, 1999. Total interest income decreased by $410,000, or 7.8%, during the fiscal year ended September  1999 compared to fiscal 1998. The decrease was primarily the result of a decrease in interest on mortgage-backed and related securities and other interest income.

Total interest expense increased by $40,000, or 1.8%, during fiscal year ended September 30, 2000 compared to fiscal 1999. Total interest expense decreased by $215,000, or 8.9%, in fiscal year ended September 30, 1999 compared to fiscal 1998 due primarily to market conditions.

Net Interest Income

The Company's net interest income is determined by its interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Net interest income decreased by $83,000, or 3.2%, in the fiscal year ended September 30, 2000 compared to fiscal 1999. Interest income from other interest earning assets decreased $252,000 in 2000 as the average balance of other interest bearing assets decreased.

Net interest income decreased by $194,000, or 6.9%, in the fiscal year ended September 30, 1999 compared to fiscal 1998. The decrease was due primarily to a decrease in average interest earning assets as a result of the payment of special dividends in 1999.

Provision for Loan Losses

The Association did not record a provision for loan losses during the fiscal years ended September 30, 2000, 1999, or 1998. Favorable charge-off experience has not warranted additions to the allowance.

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

Non-Interest Income

Non-interest income increased to $294,000 in fiscal 2000. Non-interest income amounted to $165,000 for the fiscal year ended September 30, 1999 compared to $180,000 for fiscal 1998. The primary difference in non-interest income between fiscal 2000 and fiscal 1999 was the addition of fees on deposit accounts, while differences between fiscal 1999 and fiscal 1998 were from reductions in existing fees on deposit accounts.

Non-Interest Expense

Non-interest expense increased $79,000 to $1.9 million during the fiscal year ended September 30, 2000. Non-interest expense amounted to $1.8 million for the fiscal year ended September 30, 1999 compared to $1.7 million for fiscal 1998. The primary reason for the increase in non-interest expenses in fiscal 2000 was a conversion to a new computer system during fiscal 2000.

Income Taxes

The provisions for income taxes were $342,000, $391,000, and $466,000 in fiscal 2000, 1999, and 1998, respectively. The changes in such respective amounts are consistent with the fluctuations in levels of income before income taxes of the Company during those fiscal years of $940,000, $973,000, and $1,289,000, respectively.

Liquidity and Capital Resources

The Association is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency, and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At September 30, 2000, the Association's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

Cash was generated by the Association's operating activities during the years ended September 30, 2000 and 1999 primarily as a result of net income. The adjustments to reconcile net income to cash provided by operating activities during the periods presented consisted primarily of amortization of unearned compensation and premiums and discounts, proceeds from the sale of loans, and increases or decreases in interest and dividends receivable, prepaid income taxes, accrued interest payable, and accrued expenses and other liabilities. The primary investing activity of the Association is lending, which is funded with cash provided by operations, as well as principal collections and maturities of interest-bearing deposits in banks. For additional information about cash flows from the Association's operating, financing, and investing activities, see the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

At September 30, 2000, the Association had outstanding $195,000 in the undisbursed portion of mortgage loans. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 2001 was $26.3  million. The Association believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If the Association requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Atlanta ("FHLB") are available as an additional source of funds.

The Association is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated thereunder by the OTS. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement, and a risk-based requirement. At September 30, 2000, the Association's tangible and core capital totaled $8.8 million, or 13.7% of adjusted total assets, which exceeded the minimum requirements at that date by approximately $7.9 million and $6.3 million, respectively. The Association's risk-based capital totaled $9.3 million at September 30, 2000, or 23.6% of risk-weighted assets, which exceeded the current requirement of 8% by approximately $6.2 million.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

Unlike most industrial companies, virtually all of the Association's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

Average Balance, Interest, and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. Such yields and costs are derived by dividing income or expense by the average monthly balances of assets or liabilities, respectively, for the periods indicated.

The table also presents information for the periods indicated and at September 30, 2000 and 1999 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets" which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	Year Ended September 30,
	2000			1999

	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars in Thousands)
Interest-earning assets:
Interest-bearing deposits in other financial institutions	$ 3,553	$ 138	3.88%	$ 8,213	$ 390	4.75%
Investment securities and FHLB stock	8,198	504	6.15	5,308	325	6.12
Mortgage-backed securities	3,314	207	6.25	5,334	294	5.52
Loans receivable	47,755	3,934	8.24	45,183	3,818	8.45

Total interest-earning assets	62,820	4,783	7.61	64,038	4,827	7.54
Non-interest-earning asset	2,181			1,439

Total assets	$65,001			$65,477

Interest-bearing liabilities	$55,144	2,250	4.08	$56,595	2,211	3.90
Non-interest-bearing liabilities	1,537			525

Total liabilities	56,681			57,120

Equity	8,320			8,357

Total liabilities and retained earnings	$65,001			$65,477

Net interest income		$2,533			$2,616

Interest rate spread			3.53%			3.64%

Net interest margin (net interest income as a percentage of average interest-earning assets)			4.03%			4.09%

Average interest-earning assets to average interest-bearing liabilities			113.92%			113.15%

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
	Year Ended September 30,
	2000 Compared to 1999			1999 Compared to 1998
	Increase (Decrease) Due to Rate	Increase (Decrease) Due to Volume	Total Increase (Decrease)	Increase (Decrease) Due to Rate	Increase (Decrease) Due to Volume	Total Increase (Decrease)
	(In thousands)
Interest income attributable to:
Interest-bearing deposits in other financial institutions	$ (61)	$ (191)	$ (252)	$ (33)	$ (60)	$ (93)
Investment securities	2	178	180	21	(110)	(89)
Mortgage-backed securities	46	(133)	(87)	(21)	(66)	(87)
Loans receivable	(233)	350	117	(115)	(26)	(141)

Total interest income	(246)	204	(42)	(148)	(262)	(410)

Interest expense attributable to:
Deposits	92	(52)	40	(213)	(11)	(224)

Increase (decrease) in net interest income	$(338)	$ 256	$ (82)	$ 65	$(251)	$(186)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Southern Community Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Southern Community Bancshares, Inc. (a Delaware corporation) as of September 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Community Bancshares, Inc. as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Birmingham, Alabama
October 28, 2000

SOUTHERN COMMUNITY BANCSHARES,  INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2000 and 1999

ASSETS
	2000	1999
Cash and due from banks	$ 802,378	$ 1,036,184
Interest bearing deposits in banks	1,801,750	3,082,242
Investment securities available-for-sale, at fair value	8,059,232	7,650,923
Mortgage-backed securities available-for-sale, at fair value	2,486,198	3,692,071
Investment securities held-to-maturity, fair value of $0 and $497,023, respectively	0	498,271
Mortgage-backed securities held-to-maturity, fair value of $204,039 and $258,468, respectively	201,611	253,163
Loans receivable, net	49,210,951	44,837,884
Accrued interest receivable	429,816	466,096
Premises and equipment, net	685,319	315,548
Deferred tax asset	294,350	329,327
Other Assets	240,132	623,108

Total assets	$64,211,737	$62,784,817

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits	$55,231,179	$53,904,055
Accrued interest payable	106,445	83,261
Accrued expenses and other liabilities	151,601	145,516

Total liabilities	55,489,225	54,132,832

Commitments and contingencies (Note 11)
Preferred stock, par value $.01, 100,000 shares authorized, no shares issued	0	0
Common stock, par value $.01 per share, 3,000,000 shares authorized, 1,137,350 shares issued	11,374	11,374
Additional Paid-in Capital	10,828,602	10,820,832
Retained earnings, substantially restricted	3,430,005	3,157,745
Unearned Compensation	(3,555,576)	(3,816,655)
Treasury Stock, at cost, 160,276 and 112,136 shares, respectively	(1,937,069)	(1,454,862)
Accumulated other comprehensive loss, net of deferred taxes	(54,824)	(66,449)

Total stockholders' equity	8,722,512	8,651,985

Total liabilities and stockholders' equity	$64,211,737	$62,784,817

The accompanying notes are an integral part of these consolidated statements.

SOUTHERN COMMUNITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999, and 1998

	2000	1999	1998
INTEREST INCOME:
Interest and fees on loans	$3,934,242	$3,817,834	$3,958,307
Interest and dividends on investment securities	503,981	324,655	413,368
Interest on mortgage-backed and related securities	206,498	294,300	381,347
Other interest income	138,230	389,810	483,187

Total interest income	4,782,951	4,826,599	5,236,209
INTEREST EXPENSE-DEPOSITS	2,250,248	2,210,554	2,426,019

Net interest income before provision for loan losses	2,532,703	2,616,045	2,810,190
PROVISION FOR LOAN LOSSES	0	0	0

Net interest income after provision for loan losses	2,532,703	2,616,045	2,810,190

NONINTEREST INCOME:
Service charges on deposit accounts	240,019	147,018	175,677
Other	53,714	18,092	4,120

Total non-interest income	293,733	165,110	179,797

NONINTEREST EXPENSE:
Compensation and benefits	1,101,948	1,070,535	1,015,113
Occupancy and equipment	164,721	132,032	173,374
Data processing	259,034	152,300	140,541
Professional fees	63,141	53,843	54,854
Other	297,424	398,985	317,195

Total non-interest expense	1,886,268	1,807,695	1,701,077

Income before income taxes	940,168	973,460	1,288,910
INCOME TAX EXPENSE	341,750	391,000	465,510

Net income	$ 598,418	$ 582,460	$ 823,400

BASIC EARNINGS PER SHARE	$.83	$.70	$.91

DILUTED EARNINGS PER SHARE	$.78	$.67	$.87

AVERAGE SHARES OUTSTANDING-BASIC	719,430	828,129	909,123

AVERAGE SHARES OUTSTANDING-DILUTED	763,227	867,789	946,128

The accompanying notes are an integral part of these consolidated statements.

SOUTHERN COMMUNITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER  30, 2000, 1999, and 1998

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
BALANCE, September 30, 1997	$11,374	$10,786,689	$6,445,252	$(2,736,893)	$ 0	$(36,305)	$14,470,117

Comprehensive income:
Net income	0	0	823,400	0	0	0	823,400	$823,400
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	53,929	53,929	53,929

								$877,329

Amortization of unearned compensation	0	21,158	0	225,213	0	0	246,371
Repurchase of stock for stock plan trusts	0	0	0	(563,120)	0	0	(563,120)
Purchase of treasury stock	0	0	0	0	(830,891)	0	(830,891)
Contribution to plan trust	0	0	0	(696,276)	0	0	(696,276)
Dividends declared ($2.7250 per share)	0	0	(2,403,003)	0	0	0	(2,403,003)

BALANCE, September 30, 1998	11,374	10,807,847	4,865,649	(3,771,076)	(830,891)	17,624	11,100,527

Comprehensive income:
Net income	0	0	582,460	0	0	0	582,460	$582,460
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	(84,073)	(84,073)	(84,073)

								$498,387

Amortization of unearned compensation	0	12,985	0	241,334	0	0	254,319
Purchase of treasury stock	0	0	0	0	(623,971)	0	(623,971)
Contribution to plan trust	0	0	0	(286,913)	0	0	(286,913)
Dividends declared ($2.7475 per share)	0	0	(2,290,364)	0	0	0	(2,290,364)

BALANCE, September 30, 1999	11,374	10,820,832	3,157,745	(3,816,655)	(1,454,862)	(66,449)	8,651,985

Comprehensive income:
Net income	0	0	598,418	0	0	0	598,418	$598,418
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	11,625	11,625	11,625

								$610,043

Amortization of unearned compensation	0	7,770	0	312,109	0	0	319,879
Purchase of treasury stock	0	0	0	0	(482,207)	0	(482,207)
Contribution to plan trust	0	0	0	(51,030)	0	0	(51,030)
Dividends declared ($.3300 per share)	0	0	(326,158)	0	0	0	(326,158)

BALANCE, September 30, 2000	$11,374	$10,828,602	$3,430,005	$(3,555,576)	$(1,937,069)	$(54,824)	$8,722,512

The accompanying notes are an integral part of these consolidated statements.

SOUTHERN COMMUNITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999, and 1998

	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 598,418	$ 582,460	$ 823,400
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	49,170	47,100	84,746
Amortization and accretion on securities, net	4,555	37,681	39,634
Amortization of unearned compensation	319,879	254,319	246,371
Amortization of net deferred loan origination fees and costs	(55,335)	(56,735)	(70,023)
Provision (benefit) for deferred income taxes	(28,138)	(29,430)	(57,499)
Gain on sale of premises and equipment, net	0	0	(1,313)
Change in assets and liabilities:
Decrease (increase) in income taxes receivable/payable	25,003	(112,639)	7,781
Increase (decrease) in accrued interest receivable	36,280	(60,062)	63,419
Decrease (increase) in other assets	399,835	(477,526)	230,184
Increase (decrease) in accrued interest payable	23,184	(7,000)	(12,043)
Increase (decrease) in accrued expenses and other liabilities	6,085	4,995	(280,250)

Total adjustments	780,518	(399,297)	251,007

Net cash provided by operating activities	1,378,936	183,163	1,074,407

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities/calls of investment securities available-for-sale	603,750	2,570,650	4,950,000
Proceeds from maturities/calls of investment securities held-to-maturity	500,000	500,000	500,000
Purchases of investment securities available-for-sale	(1,000,000)	(7,717,320)	0
Net loan repayments (originations)	(4,373,067)	1,003,475	(2,777,474)
Proceeds from maturities of mortgage-backed securities available-for-sale	1,286,466	2,256,160	1,647,192
Proceeds from maturities of mortgage-backed securities held-to-maturity	51,099	581,978	1,183,680
Purchases of mortgage-backed securities available-for-sale	0	0	(2,141,930)
Capital expenditures	(425,240)	(64,940)	(35,007)
Proceeds from sale of fixed assets, net	0	0	199,430

Net cash provided by (used in) investing activities	(3,356,992)	(869,997)	3,525,891
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in deposits	1,327,124	(1,653,005)	(317,608)
Repurchase of stock for stock plan trusts	0	0	(563,120)
Contributions to plan trusts	(51,030)	(286,913)	(696,276)
Payment of dividends	(330,129)	(2,222,214)	(2,488,304)
Purchase of treasury stock	(482,207)	(623,971)	(830,891)

Net cash provided by (used in) financing activities	463,758	(4,786,103)	(4,896,199)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,514,298)	(5,472,937)	(295,901)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,118,426	9,591,363	9,887,264

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,604,128	$4,118,426	$9,591,363

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
Interest on deposits	$2,229,515	$2,217,554	$2,438,062
Income taxes	396,000	480,000	510,979
Transfers from loans to real estate acquired through foreclosure	41,328	61,748	7,306

CHANGE IN UNREALIZED NET GAIN (LOSS) ON SECURITIES AVAILABLE-FOR-SALE, net of deferred taxes	$ 11,625	$ (84,073)	$ 53,929

The accompanying notes are an integral part of these consolidated statements.

SOUTHERN COMMUNITY BANCSHARES, INC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2000 AND 1999

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

A substantial portion of the Company's loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a portion of the carrying amount of foreclosed real estate are susceptible to changes in economic conditions in the Company's primary market area.

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

Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the fair value of the loan is less than the recorded investment in the loan, the impairment is recorded through a provision added to the allowance for loan losses. Because the Company's loan portfolio primarily consists of one-to-four family residential mortgages and consumer installment loans that are evaluated collectively for impairment, the Company had no loans designated as impaired under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114 at September 30, 2000 or 1999.

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

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a hedge. Accounting for changes in fair values of derivatives will depend on their designation. In June 1999 the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. This statement amended the effective date of SFAS No. 133, and made it effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Given the Company's September 30 fiscal year-end, this statement was effective October 1, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities-An Amendment to FASB Statement No. 133. This statement addresses a limited number of issues causing implementation difficulties for numerous entities that apply SFAS 133, and amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities. The impact of adoption of these new statements in fiscal 2001 was not significant.

Financial Statement Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.  EARNINGS PER SHARE

Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended September 30, 2000 and 1999. Common stock outstanding consists of issued shares less unallocated Employee Stock Option Plan ("ESOP") shares and shares owned by the Management Retention Plan ("MRP") and Stock Option Plan ("SOP") Trust.

The following table represents the earnings per share calculations for the years ended September 30, 2000, 1999, and 1998:

	Net Income	Shares	Per Share Amount

2000:
Basic earnings per share	$598,418	719,430	$.83
Dilutive securities		43,797

Diluted earnings per share	$598,418	763,227	$.78

1999:
Basic earnings per share	$582,460	828,129	$.70
Dilutive securities		39,660

Diluted earnings per share	$582,460	867,789	$.67

1998:
Basic earnings per share	$823,400	909,123	$.91
Dilutive securities		37,005

Diluted earnings per share	$823,400	946,128	$.87

3.  INVESTMENT AND MORTGAGE-BACKED SECURITIES

Details of securities are as follows:
	September 30, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale:
U.S. Treasury and federal agencies	$ 7,764,953	$ 0	$(56,121)	$ 7,708,832
Federal Home Loan Bank stock	350,400	0	0	350,400

Investment securities	8,115,353	0	(56,121)	8,059,232
Mortgage-backed securities	2,517,097	0	(30,899)	2,486,198

Total	$ 10,632,450	$ 0	$(87,020)	$ 10,545,430

Held-to-maturity:
Mortgage-backed securities	$ 201,611	$2,428	$ 0	$ 204,039

	September 30, 1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale:
U.S. Treasury and federal agencies	$ 7,267,357	$ 0	$ (66,834)	$ 7,200,523
Equity securities	100,000	0	0	100,000
Federal Home Loan Bank stock	350,400	0	0	350,400

Investment securities	7,717,757	0	(66,834)	7,650,923
Mortgage-backed securities	3,730,711	0	(38,640)	3,692,071

Total	$11,448,468	$ 0	$ (105,474)	$ 11,342,994

Held-to-maturity:
U.S. Treasury and federal agencies	$ 498,271	$ 0	$ (1,248)	$ 497,023

Investment securities	498,271	0	(1,248)	497,023
Mortgage-backed securities	253,163	5,305	0	258,468

Total	$ 751,434	$ 5,305	$ (1,248)	$ 755,491

The amortized cost and estimated fair value of securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturity because borrowers may have the right to call or prepay obligations:
	September 30, 2000
	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 3,999,953	$ 3,988,960	$ 0	$ 0
Due after one year through five years	3,250,000	3,209,872	0	0
Due after five years through ten years	500,000	495,000	0	0
Due after ten years	365,400	365,400	0	0

	8,115,353	8,059,232	0	0
Mortgage-backed securities	2,517,097	2,486,198	201,611	204,039

Total	$ 10,632,450	$ 10,545,430	$ 201,611	$ 204,039

All mortgage-backed securities were issued by either U.S. government agencies (Government National Mortgage Association) or government-sponsored enterprises (Federal Home Loan Mortgage Corporation or "Freddie Mac").

During the year ended September 30, 2000, the Company sold equity securities with a book value of $100,000 and fair value of $103,750. There were no other sales of securities during the years ended September 30, 2000, 1999, and 1998.

The Company has pledged U.S. government and government agency obligations totaling $3,235,000 at September 30, 2000 and 1999, as collateral against certain large deposits.

4.   LOANS RECEIVABLE, NET

Loans receivable are summarized as follows:
	September 30, 2000	September 30, 1999
Mortgage loans:
Secured by 1-4 family residences	$30,508,035	$26,821,223
Secured by nonresidential properties	9,644,291	8,316,234
Secured by multifamily properties	2,873,436	3,450,332
Construction loans	1,103,250	1,300,000

	44,129,012	39,887,789
Less:
Undisbursed portion of mortgage loans	(194,516)	(658,135)
Net deferred loan origination fees	(140,216)	(134,872)

Total mortgage loans	43,794,280	39,094,782

Commercial loans	2,919,740	2,837,510

Consumer loans:
Loans secured by automobiles	1,806,481	1,505,777
Loans secured by savings accounts	542,725	407,517
Other	955,988	1,772,822

Total consumer loans	3,305,194	3,686,116

Total loans	50,019,214	45,618,408
Less allowance for loan losses	808,263	780,524

Loans receivable, net	$49,210,951	$44,837,884

In the ordinary course of business, the Company makes loans to officers, directors, employees, and other related parties of the Company. Management believes that these loans are made on substantially the same terms as those prevailing for comparable transactions with others and that they do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans at September 30, 2000 and 1999 were $783,000 and $756,000, respectively. During the year ended September 30, 2000, new loans totaled $132,000 and repayments were $105,000.

Activity in the allowance for loan losses is summarized as follows:

	2000	1999	1998
Balance at beginning of year	$780,524	$789,714	$805,964
Provision charged to income	0	0	0
Charge-offs	(15,908)	(22,577)	(23,917)
Recoveries	43,647	13,387	7,667

Balance at end of year	$808,263	$780,524	$789,714

The Company had loans on nonaccrual status of approximately $31,000, $140,000, and $103,000 at September 30, 2000, 1999, and 1998, respectively. Interest income foregone on these nonaccrual loans was not significant for fiscal years 2000, 1999, and 1998.

5.  LOAN SERVICING

The Company services mortgage loans which had been sold to Freddie Mac in prior years. Mortgage loans serviced for Freddie Mac are not included in the accompanying statements of financial condition. Unpaid principal balances of serviced loans totaled $5,985,917 at September 30, 2000 and $6,290,739 at September 30, 1999. The serviced loans were sold without recourse. The Company did not sell any loans to Freddie Mac in the current year.

6.   ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at September 30 is summarized as follows:

	2000	1999
Investment securities	$ 79,117	$108,103
Mortgage-backed securities	15,681	22,104
Loans receivable	335,018	335,889

Total	$429,816	$466,096

7.   PREMISES AND EQUIPMENT

A summary of premises and equipment at September 30 is as follows:

	2000	1999
Land	$ 62,500	$ 62,500
Buildings and improvements	633,297	567,700
Leasehold improvements	30,166	30,166
Furniture, fixtures, and equipment	1,198,907	815,789

	1,924,870	1,476,155
Less accumulated depreciation and amortization	1,239,551	1,160,607

Net premises and equipment	$ 685,319	$ 315,548

8.   DEPOSITS

Deposits are summarized as follows:
	September 30, 2000		September 30, 1999
	Amount	Percent	Amount	Percent
Demand and NOW accounts, including noninterest-bearing deposits of $2,058,681 in 2000 and $94,349 in 1999	$13,364,843	24.2%	$ 9,983,510	18.5%
Money market accounts	952,849	1.7	892,280	1.6
Passbook savings	6,032,560	10.9	8,940,193	16.6

	20,350,252	36.8	19,815,983	36.7
Certificates of deposit, rates from 4.25% to 7.30% in 2000	34,880,927	63.2	34,088,072	63.3

Total	$55,231,179	100.0%	$53,904,055	100.0%

The aggregate amounts of jumbo certificates of deposit with a minimum denomination of $100,000 were $11,479,079 at September 30, 2000 and $7,661,021 at September 30, 1999.

Scheduled maturities of certificates of deposit are as follows:

Years ending September 30,	Amount
2001	$26,268,850
2002	4,893,898
2003	1,212,584
2004	2,174,118
2005	331,477

$34,880,927

Interest expense on deposits at September 30 are summarized as follows:

	2000	1999	1998
NOW accounts	$ 210,311	$ 226,866	$ 252,214
Money market accounts	48,617	46,205	55,839
Passbook savings	169,824	175,965	216,857
Certificates of deposit	1,823,948	1,765,486	1,903,411
Withdrawal penalties	(2,452)	(3,968)	(2,302)

Total	$2,250,248	$2,210,554	$2,426,019

9.   INCOME TAXES

The provisions for income taxes for the years ended September 30 are as follows:

	2000	1999	1998
Current:
Federal	$324,474	$373,646	$431,664
State	45,414	46,784	91,345

	369,888	420,430	523,009
Deferred:
Federal	(25,036)	(25,609)	(47,805)
State	(3,102)	(3,821)	(9,694)

	(28,138)	(29,430)	(57,499)

Total	$341,750	$391,000	$465,510

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes for the years ended September 30 were as follows:

	2000	1999	1998
Expected income tax expense at statutory federal tax rate	$330,976	$330,976	$438,229
Increase (decrease) resulting from:
State income tax, net of federal benefit	27,926	28,309	53,890
Tax-exempt interest income	(15,039)	(12,549)	(23,302)
Other, net	(2,113)	44,264	(3,307)

	$341,750	$391,000	$465,510

Effective rate	36%	40%	36%

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities at September 30 that give rise to significant portions of the net deferred tax asset relate to the following:

	2000	1999
Allowance for loan losses for financial reporting	$311,991	$288,794
Unrealized loss on securities available for sale	32,196	39,025
Management recognition plan	56,700	41,261
Other	29,877	36,870

Deferred tax asset	430,764	405,950
Allowance for loan losses for the tax reserve in excess of base year	(29,659)	(35,378)
Depreciation	(26,933)	(10,034)
Other	(79,822)	(31,211)

Deferred tax liability	(136,414)	(76,623)

Net deferred tax asset	$294,350	$329,327

Thrift institutions, in determining taxable income, had historically been allowed special bad debt deductions based on specified experience formulae or on a percentage of taxable income before such deductions. The 1996 Small Business Job Protection Act repealed the tax bad debt reserve method for thrifts and required recapture into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. The Association is expected to recapture approximately $38,745; $15,072 tax effected, of its tax bad debt reserves into taxable income over the remaining period as a result of this law. The recapture has no effect on the Association's financial statements because the related tax expense has already been accrued. The portion of a thrift's tax bad debt reserve that is not recaptured under this new law is only subject to recapture at a later date under certain circumstances. These include stock repurchases redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Association does not anticipate engaging in any transactions at this time that would require the recapture of its remaining tax bad debt reserves.

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

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table which follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2000 and 1999, the Association meets all capital adequacy requirements to which it is subject.

As of September 30, 2000 and 1999, the most recent notification from the regulatory authorities categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table which follows.

Actual capital amounts and ratios are presented in the table below for the Association:
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

September 30, 2000:
Total capital (to risk weighted assets)	$9,342	23.6%	$3,169	8.0%	$3,962	10.0%
Tier 1 (core) capital (to risk weighted assets)	8,845	22.3	1,585	4.0	2,377	6.0
Tier 1 (core) capital (to adjusted total assets)	8,845	13.7	2,579	4.0	3,223	5.0
Tangible capital (to adjusted total assets)	8,845	13.7	967	1.5	N/A	N/A

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

September 30, 1999:
Total capital (to risk weighted assets)	$8,356	22.3%	$2,992	8.0%	$3,740	10.0%
Tier 1 (core) capital (to risk weighted assets)	7,886	21.1	1,496	4.0	2,244	6.0
Tier 1 (core capital (to adjusted total assets)	7,886	12.6	2,496	4.0	3,119	5.0
Tangible capital (to adjusted total assets)	7,886	12.6	936	1.5	N/A	N/A

The following table is a reconciliation of the Association's stockholder's equity to tangible, Tier 1, and risk-based capital as required by the Office of Thrift Supervision ("OTS"):

	2000	1999
Stockholder's equity	$ 8,790	$ 7,820
Unrealized loss on securities available for sale	55	66

Tangible and Tier 1 capital	8,845	7,886
Allowance for loan losses	497	470

Total risk-based capital	$ 9,342	$ 8,356

Total assets	$64,413	$62,322
Adjusted total assets	64,468	62,388
Total risk weighted assets	39,615	37,397

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

The Company's principal source of funds for dividend payments is dividends from the Association. Certain restrictions exist regarding the ability of the Association to pay dividends to the Company. At September 30, 2000, dividend payments by the Association were subject to regulatory approval.

11.   COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Association leases property utilized as a branch office under a long-term lease that expires March 31, 2005, at an annual rental of $15,409 plus taxes and maintenance. The Association has two 5-year options to renew with rentals adjusted to the consumer price index. Rent expense under this lease totaled $15,409 for the year ended September 30, 2000. Remaining commitments under the lease agreement total $69,341 through fiscal year 2005.

Financial Instruments With Off-Balance-Sheet Risk

The Association does not engage in transactions involving options, standby letters of credit, financial guarantees, interest-rate swaps, and forward and future contracts. Further, the Association does not routinely issue loan commitments, other than undisbursed portions of construction loans, and had none outstanding at September 30, 2000 and 1999.

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

12.   EMPLOYEE RETIREMENT AND SAVINGS PLANS

Employee Stock Ownership Plan (ESOP")

In connection with the Conversion, the Association established an ESOP for eligible employees. The ESOP purchased 90,988 shares of the Company's common stock with the proceeds of a $909,800 note payable to the Company and secured by the Common Stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through 2006. Impact of this financing is eliminated in the consolidated financial statement presentation. During fiscal 1999, the ESOP purchased 46,700 shares of Company stock with proceeds from a special dividend paid by the Company on all outstanding shares.

Expense related to the ESOP was approximately $124,000, $104,000, and $160,000 for 2000, 1999, and 1998, respectively. Unearned compensation related to the ESOP was approximately $850,000 and $1 million at September 30, 2000 and 1999, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released based on the fair value of shares. At September 30, 2000 and 1999, the ESOP Trust held approximately 98,000 and 109,000 unallocated shares, respectively.

Management Recognition Plan ("MRP")

During fiscal 1998, the Association established a MRP which purchased 45,494 shares of the Company's common stock on the open market subsequent to the Conversion. During 1999, the Company purchased an additional 6,893 shares. The MRP provides for awards of common stock to directors and officers of the Association. The aggregate fair market value of the shares purchased by the MRP is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately $188,000, $137,000, and $134,000 for 2000, 1999, and 1998, respectively. Unearned compensation related to the MRP approximated $579,000 and $750,000 for 2000 and 1999, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition. Contributions to the MRP during 1998 were for the purchase of shares for grants during the year. The amount of the contributions which equaled the share price on the date of grant was debited to unearned compensation. The difference between the share repurchase price and the price on the date of grant was debited to additional paid-in capital. Contributions to the MRP, usually in the form of dividend equivalents, which will result in future compensation to the employees are debited to unearned compensation. At September 30, 2000 and 1999, the MRP Trust held approximately 35,000 and 45,000 shares of stock, respectively.

13.   STOCK-BASED COMPENSATION PLANS

The Company has a stockholder approved Option Plan. The Option Plan provides for the grant of incentive stock options ("ISO's") to employees and nonincentive stock options ("non-ISO's") to nonemployee directors. The Company utilizes the intrinsic value method of accounting for stock option grants. As the option price approximates the fair value of the stock at the date of grant, no compensation cost is recognized.

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

Under the Option Plan, the Company may grant options up to 113,735 shares and during 2000 did not grant any options shares through September 30, 2000. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant's completion of each of five years of service.

Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the years ended September 30, 2000 and 1999:

	2000	1999
Net income:
As reported	$598,418	$582,460
Pro forma	385,800	454,945

Earnings per share:
As reported:
Basic	$0.83	$0.70
Diluted	0.78	0.67
Pro forma:
Basic	0.54	0.55
Diluted	0.51	0.52

At September 30, 2000 and 1999, the Option Plan Trust held 129,650 shares of the Company's stock which were purchased on the open market. The shares were purchased for the future exercise of options. The purchase price of the shares was recognized as unearned compensation. Unearned compensation related to the Option Plan was approximately $2.1 million at September 30, 2000 and 1999, and is shown as a reduction of stockholders' equity in the accompanying statements of financial condition. A summary of the status of the Company's stock option plan at September 30, 2000 and 1999 and the changes during the year then ended is as follows:

	2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	107,928	$15.50	107,928	$15.50
Granted	0	0.00	0	0.00
Forfeitures	0	0.00	0	0.00
Exercised	0	0.00	0	0.00

Outstanding at end of year	107,928	$15.50	107,928	$15.50

Exercisable at end of year	35,976	13.50	21,586	$13.50

Weighted average fair value of the options granted	N/A		N/A

14.   FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to management as of September 30, 2000. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Investment and Mortgage-Backed Securities

Fair values for investment securities are primarily based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

Loans Receivable, Net

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

Deposits

The fair values disclosed for demand deposits (e.g., interest and noninterest bearing demand, savings, and money market savings), are, as required by SFAS No. 107, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated monthly maturities.

Commitments to Extend Credit

The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists and because such fee income is not material to the Company's financial statements at September 30, 2000 and 1999, the fair value of these commitments is not presented.

Many of the Company's assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate fair value. These items include cash and due from banks, interest-bearing bank balances, accrued interest receivable and payable, and similar assets. The estimated fair values of the Company's remaining on-balance sheet financial instruments as of September 30, 2000 and 1999, are summarized below:
	2000		1999
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Financial Assets:
Investment securities available-for-sale	$ 8,059,232	$ 8,059,232	$ 7,650,923	$ 7,650,923
Mortgage-backed and related securities available-for-sale	2,486,198	2,486,198	3,692,071	3,692,071
Investment securities held-to-maturity	0	0	498,271	497,023
Mortgage backed and related securities held-to-maturity	201,611	204,039	253,163	258,468
Loans, net	49,210,951	49,413,274	44,837,884	44,389,505
Financial Liabilities:
Deposits	55,231,179	55,144,847	53,904,055	51,747,893

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

16.   PARENT COMPANY FINANCIAL STATEMENTS

Separate condensed financial statements of Southern Community Bancshares, Inc. (the "Parent Company") as of and for the years ended September 30, 2000 and 1999 are presented below:

Statements of Financial Condition

September 30, 2000 and 1999

(Dollar amounts in thousands)
	2000	1999
ASSETS:
Cash and cash equivalents	$ 261	$ 384
Securities available for sale	0	100
Loans receivable	97	99
Investment in subsidiary	8,765	7,954
Other assets	1	502

Total assets	$ 9,124	$ 9,039

LIABILITIES:
Other liabilities	$ 65	$ 80
Due to subsidiary	337	307
STOCKHOLDERS' EQUITY:
Common stock	11	11
Additional paid-in capital	10,829	10,821
Retained earnings	3,430	3,158
Unearned compensation	(3,556)	(3,817)
Treasury stock, at cost	(1,937)	(1,455)
Unrealized gain on securities available for sale, net	(55)	(66)

Total stockholders' equity	8,722	8,652

Total liabilities and stockholders' equity	$ 9,124	$ 9,039

Statements of Income

For the Years Ended September 30, 2000 and 1999

(Dollar amounts in thousands)

	2000	1999
DIVIDENDS FROM SUBSIDIARY	$ 0	$3,800
INTEREST INCOME	10	25
OTHER INCOME	4
OPERATING EXPENSE	75	142

LOSS BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED CURRENT YEAR SUBSIDIARY EARNINGS	(61)	3,683
INCOME TAX (BENEFIT) EXPENSE	0	0

INCOME (LOSS) BEFORE CONSIDERATION OF DISTRIBUTION OF CURRENT YEAR SUBSIDIARY EARNINGS	(61)	3,683
DISTRIBUTION (IN EXCESS OF) UNDER EQUITY BASIS EARNINGS OF SUBSIDIARY	659	(3,101)

Net income	$598	$ 582

Statements of Cash Flows

For the Years Ended September 30, 2000 and 1999

(Dollar amounts in thousands)

	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 598	$ 582
Distribution (in excess of) under equity basis earnings of subsidiary	659	(3,101)

	(61)	3,683
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
(Increase) decrease in loans receivable	2	(99)
(Increase) decrease in other assets	501	(490)
Increase (decrease) in due to subsidiary	30	76
Increase (decrease) in other liabilities	164	12

Net cash provided by (used in) operating activities	636	3,182

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of securities available for sale	104	0

Net cash provided by (used in) investing activities	104	0

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of treasury stock	(482)	(624)
Contributions to subsidiary	0	(58)
Contributions to plan trusts of the Association	(51)	(287)
Dividends paid	(330)	(2,222)

Net cash provided by (used in) financing activities	(863)	(3,191)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(123)	(9)

CASH AND CASH EQUIVALENTS, beginning of year	384	393

CASH AND CASH EQUIVALENTS, end of year	$ 261	$ 384